


15005768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



No Act
1/19/15

March 11, 2015

Karen Hsu Kelley
Simpson Thacher & Bartlett LLP
kkelley@stblaw.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-11-15

Re: PPL Corporation
Incoming letter dated January 19, 2015

Dear Ms. Kelley:

This is in response to your letter dated January 19, 2015 concerning the shareholder proposal submitted to PPL by Eric Joseph Epstein. We also have received a letter from the proponent dated February 27, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Eric Joseph Epstein
*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2015

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: PPL Corporation
Incoming letter dated January 19, 2015

The proposal requests that PPL postpone the spin-off of PPL Energy Supply and allow for shareholders to approve the items specified in the proposal.

There appears to be some basis for your view that PPL may exclude the proposal under rule 14a-8(i)(7), as relating to PPL's ordinary business operations. We note in particular that some of the items that shareholders would be asked to approve relate to PPL's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if PPL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PPL relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# Response of Eric Joseph Epstein to PPL's Corporation's Letter Re: Rule 14a-8 of the Securities Exchange Act, as Amended Exclusion of Shareowner Proposal Submitted on January 16, 2015

February 27, 2015



Office of Chief Counsel,
Division of Corporation Finance,
Securities and Exchange Commission
100 F. Street,
Washington, D.C. 20549

PPL's ("PPL" or the "Company") arguments for a No Action Exclusion of Eric Joseph Epstein's ("Epstein" or "Mr. Epstein") share owner proposal submitted on December 1, 2014 (Exhibit A) are fatally flawed and should be rejected by the Staff.

The Company's Exclusion proposal, submitted on January 19, 2015, (Exhibit B) ignored the directive issued on January 16, 2015, by Security and Exchange Commission ("SEC") Chairwoman Mary Jo White. Chairwoman White directed the Commission staff to review and report to the Commission "on the proper scope and application" of **Rule 14a-8**(i)(9), the "conflicts with management proposal" grounds for excluding a shareholder proposal from an issuer's proxy statement.

Despite Chairwoman's White's directive , PPL requested "the Staff's concurrence that the Company exclude the Proposal from its Proxy Materials". I n light of Chairwoman White's directive , PPL's No Action Request - at a minimum - should be held in abeyance until the SEC's investigation is concluded.

Mr. Epstein's shareowner proposal is timely, and should be voted on at PPL's Annual Shareholder meeting scheduled for this spring. Mr. Epstein respectfully requests that his shareholder proposal be advertised and voted upon at the Annual Meeting.

Mr. Epstein has outlined on a point-by-point basis the assumptions, errors and omissions in PPL's (pp. 2-15) No Action Exclusion as well as the Company's outsourced legal opinion.

PPL posits four main objections to Mr. Epstein's shareowner proposal :

A. The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareowners under the laws of the jurisdiction of the Company's organization;

B. The Proposal is excludable under Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate state law to which it is subject;

C. The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and,

D. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

**A. The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareowners under the laws of the jurisdiction of the Company's organization.**

PPL's request must be held in abeyance until the SEC's investigation is concluded. Mr. Epstein's shareowner proposal is timely, and should be voted on at PPL's Annual Shareholder meeting scheduled for this spring in Allentown, Pennsylvania.

"On January 16, 2015, Chair Mary Jo White publicly announced that she has directed the Commission staff to review and report to the Commission "on the proper scope and application" of **Rule 14a-8**(i)(9), the "conflicts with management proposal" grounds for excluding a shareholder proposal from an issuer's proxy statement. "Concurrent with Chair White's statement, the Division of Corporation Finance issued a one sentence public statement that it "will express no views" on the application of Rule 14a-8(i)(9) during the current proxy season."

PPL ignored this development and filed with the legal division on January 19, 2015. "

The Company strategy of venue shopping is geared to suppress shareholder input in the spin-off process. PPL selected the jurisdiction of incorporation of the spin-off company that is physically estranged from its generating assets.

Other companies have actually sought the input and support of its shareholders. Recently, ATK Systems ("ATK") demonstrated shareholder approval of a spin-off which strengthened the transaction. On January 31, 2015 ATK - shareholders approved the Alliant Techsystems Inc. spin-off

> "Alliant Techsystems Inc. announced that its stockholders approved the issuance of ATK common stock to Orbital Sciences Corporation stockholders in connection with the previously announced merger between ATK's Aerospace and Defense Groups and Orbital. As a result, the planned spinoff remains on track for February 9, 2015."
>
> "Based in Virginia, ATK intends to spin-off its Sporting Group business through the distribution of all the shares of common stock of Vista Outdoor Inc. to ATK stockholders. The share distribution ratio and the applicable record date will be determined and publicly announced at a later date. ATK expects that the spin-off will be tax-free to U.S. stockholders."
>
> "The spin-off was subject to shareholder approval and shareholders were provided the opportunity to vote on the proposal."
>
> The spin-off was subject to Orbital stockholders approving the merger and ATK stockholders approving the issuance of ATK shares to Orbital stockholders in connection with the merger, and the satisfaction of customary closing conditions, including regulatory approvals. Holders of ATK common stock as of the record date for the spin-off will not be required to make any payment, surrender or exchange any shares of ATK common stock or take any other action to participate in the spin-off." (Arlington, Virginia, PR Newswire, January 27, 2015.)

The ATK spin-off was successfully completed on February 9, 2015.

The Company discussion and narrative regarding Mr. Epstein's proposal focused on the mechanics of the proposed spin-off, and ignored historically poor business decisions made by the PPL Board that have impacted shareholders, resulted in billions of dollars of cost overruns and included a $2.86 billion "stranded cost" bail out by the Pennsylvania Public Utility Commission.

1) PPL's Board's poor managerial decisions have resulted in billions of dollars of cost overruns; (Please refer to Enclosure 1)

2) PPL Board's poor strategic planning has resulted in rate payer subsidies and cost shifting to hostage rate payers through distribution rate increases; (Please refer to Enclosure 2); and,

3) PPL Board's inability to anticipate, integrate and plan for changing market conditions relating to fossil fuel and nuclear generation resulted in the present proposed corporate shell game. (Please refer to Enclosure 3).

PPL argues that it has no fiduciary responsibility to consult its shareholders. Yet there is no explicit statutory language that precludes PPL from advertising Mr. Epstein's proposal and voting on the proposal at the 2015 Annual Meeting.

In fact it is the the shareholders - the financial investment foot soldiers - who are responsible for providing the capital for current market capitalization value, and have underwritten poor Board decisions evidenced in Enclosure 1, Enclosure 2 and Enclosure 3.

Mr. Epstein did not agree to surrender his shareholder holdings to a fictitious corporate entity. Nor has he formally authorized PPL to act as a *de facto* financial manger and pursue an investment strategy that would dilute Mr. Epstein's dividend earnings potential.

Mr. Epstein has valid concerns relating to the value of his holdings.

"A shareholder who receives stock in a spin-off thus owns two securities - stock in the distributing corporation, which stock is now worth less, and stock in some other corporation. The other corporation has different total earning streams, different dividend-paying capacity, and different risks. The shareholder gives up value in the distributing corporation when he receives the distributed stock." (Duke Law Journal, Vol. 1908965, William L. Thompson, p. 990)

Mr. Epstein has not consented to dilute his investment value or jeopardize dividend payments. Epstein is a minority shareholder who does not receive any protections for the stock he may receive after the spin -off. Moreover, PPL has pursued a strategy of withholding vital data from corporate partners of the merger and purposefully hid the content and nature of the spin-off until the NRC convened a public meeting. (Please refer to Enclosure 4.)

Shareholder protections are not waived under the spin-off scheme as evinced by recent legal opinions. A recent ruling affirming Mr. Epstein's shareholders rights, was recently published. The restructuring case involving *Education Management Case, LLC, v. Marblegate Asset Management, MeehanCombs, LP., the* Hon. Katherine Polk Failla - United States District Judge - from the Federal District in Manhattan - stated that shareholders were afforded certain protections under the Trust Indenture Act.

Judge Failla opined, "Is it a broad protection against nonconsensual debt restructuring , or a narrow protection against majority amendment of certain core terms?" She answered her own question and came down on the side of the plaintiffs. Judge Failla said "plaintiffs have demonstrated a likelihood of success on the merits."

Regardless of the state where the spin-off scheme is perpetuated, the value of Mr. Epstein's holdings are at stake. Chairwoman 's White's directive coupled with Judge Katherine Polk Failla's rebuke of nonconsensual schemes that disenfranchise hostage shareholders, Mr. Epstein's proposal should be acted upon by his shareholder colleagues and PPL investors this spring at the Annual Shareholders' meeting.

PPL contends: "Currently, a subsidiary of PPL is the sole stockholder of Talen Energy; PPL shareowners are not shareowners of Talen Energy and, under the Agreements, will own 65% of Talen Energy's common stock only upon completion of the Transactions. As discussed in more detail in the Pennsylvania Law Opinion, PPL shareowners are not entitled under Pennsylvania law to vote on matters pertaining to Talen Energy's incorporation and governance. While under Pennsylvania law shareowners are entitled to vote for directors on the board of the company in which they directly own shares, the shareowners of a parent corporation cannot elect the directors of another corporation that is a direct or indirect subsidiary of the parent corporation. PPL shareowners, therefore, do not have the right to elect Talen Energy's directors."

PPL intentionally put its shareholders into an undemocratic box. Mr. Epstein and his fellow shareholders are being disfranchised . Their reconstituted status - based on historic trends - will likely give then limited rights. "Generally speaking, newly spun-off companies tend not to adopt shareholder rights plans upon the spin-off. Rather, as has been the trend in recent years with established companies, a newly public company often will keep a rights plan on the shelf. and ready for deployment if and when needed." (Wachtell, Lipton, Rosen & Katz, "Spin-Off Guide", p. 17)

Among the other rights likely to be stripped by the spin-off: right for shareholders to call a special meeting; right for shareholders to act by written consent (or requirement for actions to be adopted by unanimous written consent); blank check preferred stock authorization; inclusion of "fair price" provisions; advance notice provisions for shareholders seeking to make director nominations or otherwise bring business before a shareholders' meeting; limitation of shareholders' ability to amend by-laws; and exemption from state antitakeover statutes.

"Many recent spin-off companies incorporated in Delaware have also added a provision to their charters requiring that the Delaware Court of Chancery be the sole and exclusive forum for stockholder derivative actions, claims for breach of fiduciary duty and claims arising out of Delaware corporate law. This exclusive venue provision ensures that specified types of claims will be brought in courts that have considerable

experience with the law governing the newly spun- off company's affairs and a well-developed body of corporate case law that promotes predictability. Such provision also limits forum shopping by plaintiffs and lawsuits regarding the same matter being brought in multiple jurisdictions at the same time. It should be noted that the Delaware courts have not yet definitively ruled on the validity of forum selection clauses."
(Wachtell, Lipton, Rosen & Katz, Ibid, p. 17)

PPL selected the jurisdiction of incorporation by virtue of the path of least resistance. PPL seeks relief by juggling Delaware and Pennsylvania jurisdictions. PPL argues that is has no fiduciary responsible to consult its shareowners who provide the capital for current market capitalization value based solely on the strategy of venue shopping.

PPL's argument is specious: The Company wants to be free to venue shop and suppress shareholders' rights, but PPL also wants to prevent shareholders from exercising their right of due process outside of the Delaware Court of Chancery.

Regardless of the body of PPL's opposition to Mr. Epstein's proposal, Chairwoman White's directive trumps PPL's No-Action Request.

**B. The Proposal is excludable under Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate state law to which it is subject.**

PPL's No Action Request must be held in abeyance until the SEC's investigation is concluded. Mr. Epstein's shareowner proposal is timely, and should be voted on at PPL's Annual Shareholder meeting scheduled for this spring.

"On January 16, 2015, Chair Mary Jo White publicly announced that she has directed the Commission staff to review and report to the Commission "on the proper scope and application" of **Rule 14a-8**(i)(9), the "conflicts with management proposal" grounds for excluding a shareholder proposal from an issuer's proxy statement.

This argument has been rendered moot by the **Whole Foods Controversy.** (Please refer to Enclosure 4.)

Contrary to PPL's self-serving Opinion - financed by an undisclosed contract -it is not a matter of settled law; rather a legal opinion by a contracted lawyer - that no shareholder approval is required in PPL's spin-off scheme. PPL's Opinion was rendered by a contractor paid by PPL to exclude shareowners from critical analysis, strip them of their input (no shareholder communications or public briefings were scheduled on this matter), and disembowel hostage shareholders from exercising their voting rights.

It is a matter of settled law in the Commonwealth of Pennsylvania: staff legal bulletins, like House and Senate discussions transcribed prior to the adoption of law or Pennsylvania Law Opinions are not the official voice of the Commonwealth and do not carry the same weight as a legal statute. (1)

---

1 See *CDBDA v. CD School District*. Dauphin County Judge Richard A. Lewis, Injunction, November 5, 2009 Two weeks after issuing the injunction, Judge Lewis denied the district's request for a declaratory judgment that Act 88 did not apply to the dispute between the district and the bus drivers. On May 18, 2010, the Commonwealth Court upheld Lewis' decision, without dissent, in a 23-page ruling.

**C. The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.**

PPL' s request for a No Action Exclusion must be held in abeyance until the SEC's investigation is concluded. Mr. Epstein's proposal is timely and needs to be acted on at PPL's Annual Shareholder meeting scheduled for this spring.

PPL's argument has been rendered moot by the the **Whole Foods Controversy.** (Please refer to Enclosure 4.)

The Company retreats under the Delaware flag , and argues in its legal opinion that the "spin-off "was organized under Delaware law.

The Company pins its legal case to the venue carousel that starts and stops between Delaware and Pennsylvania. PPL created the box to capture shareholder assets, but refuses to open the process to its financial backers. This is no different than unilaterally adjusting the terms of a contract with out the other party's consent.

The majority of shareowners remain ignorant of PPL's scheme. Mr. Epstein's investment - like that of many stranded shareholders - is an investment - based on dividend return. However, PPL "investors" who may be citizens of Delaware, Kentucky, Montana, Pennsylvania or even citizens of sovereign nations - like the United Kingdom - are being reclassified, and are now subject to the whim of an appointed board who may have conflicts with other PPL Boards with competing interests.

The spin-off maneuver is specifically designed to minimize information flow and lock out shareholder participation.

Based on PPL's most recent challenges to the Pennsylvania Right to Know Law, it is clear that the Company has adopted a strategy that is guided by secretive deliberations. (2)

This spinoff scheme undermines SEC's attempts to rope off corporate scheming. While the present case does not rotate around "registration," *i.,e, SEC v. Harwyn Industries*, 326 F, Supp., 943, 954, (S.D.N.Y., 1971 (p. 977), it does recall the SEC's commitment to protect shareholders against confusing schemes and deleterious maneuvering that risks the financial health of shareholders.

"Once one recognizes that spin-offs do require registration, the amount of information to be disclosed can be determined. The recipient shareholders must receive at a minimum, enough information to resolve for themselves why the spun off stock is appropriate for their practical investment strategy. " (Duke Law Journal, Vol. 1908965, William L. Thompson, p.996.)

PPL has created a self-induced hardship, has not sought or received public or shareholder support and recently had to readjust its calculations and concede market share as part of the SEC settlement. (Enclosure 6)

---

2 Please refer to *Pennsylvania Public Utility Commission; PPL v. Andrew Seder/The Times Leader and Scott Kraus/The Morning Call*, October 6, 2014

A group of Pennsylvania news outlets has asked the state Supreme Court to order the release of records in a 2013 Public Utilities Commission settlement of a complaint against PPL Electric Utilities Corp. The case stems from an inside tip to the PUC that PPL, in the wake of a damaging October 2011 snow and ice storm, improperly assigned a crew to restore power in a low-priority service area when higher priorities had not yet been addressed.

**D. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.**

PPL"s No-Action Exclusion must be held in abeyance until the SEC's investigation is concluded. Mr. Epstein's shareowner proposal is timely, and should be voted on at PPL's Annual Shareholder meeting scheduled for this spring in Allentown, Pennsylvania.

Regardless of PPL's corporate "beliefs", nothing in state or federal law precludes the Company from advertising, communicating or requesting shareholding input.

PPL's argument relating to the spin off as an act of "ordinary business operations" is undermined by the scale of the transaction and multi-jurisdictional regulatory approval.

In fact, PPL's recent settlement with the Federal Regulatory Commission where the proposal has already had to be modified to reconcile violations of market concentrations in PJM, is proof positive of the extraordinary nature of the spin-off. (Enclosure 5)

Please note that the Nuclear Regulatory Commission has not approved the spin-off and Required Additional Information as recently as December 16, 2014.

PPL's reference to the Sears ruling has little to do with Mr. Epstein's Shareholder proposal. Mr. Epstein is not seeking an alternative business plan, a separate Board of Directors, or a role in micromanaging day-to-day operations. In fact, Mr. Epstein is willing to modify his proposal and is available to meet at a mutually convenient time and location. Mr. Epstein has already made that offer to PPL. The Company rejected the entreaty.

By way of factual review, the decision relating to the Sears Board of Directors is not connected to Mr. Epstein's proposal:

"The Commission has suggested, albeit in the context of another type of shareware proposal, that the decision to spin off part of a business relates to the company's ordinary business operations. In a no-action letter issued to Sears, Roebuck & Co., for example, the Commission permitted the exclusion of a shareware proposal requesting that the company's board of directors appoint a committee of independent directors "to explore strategic alternatives to maximize shareholder value," because, as Sears had argued, "the Board could decide to follow a course of action that is part of the usual or regular business operations of the Company: a sale of part of the Company," which would not require shareholder approval. *Sears, Roebuck & Co.* (avail. Feb. 7, 2000)."

"The Commission concurred that implementation of the proposal in that case "could involve non-extraordinary matters that would relate to the ordinary business operations of the Company" and was, therefore, excludable. *Id.* Similarly, the Commission granted no-action relief to Telular Corp. with regard to a shareholder proposal requesting the appointment of a committee of independent directors that would "explore strategic alternatives to maximizing shareholder value for Company shareholders, including, but not limited to, a sale, merger, spin-off [sic], split-off or divestiture of the Company or a division thereof." *Telular Corp.* (avail. Dec. 5, 2003). The Commission agreed with the company's argument that the scope of the proposal encompassed corporate transactions that are ordinary business operations, noting that "the proposal appears to relate in part to non-extraordinary transactions."

Mr. Epstein has not advocated for any of the above suggested strategies advanced in the Sears case referred to in PPL's No Action Exclusions. Therefor, this argument is also without merit.

**Conclusion:**

PPL's attempt to bypass corporate democracy and subvert the rules of economic due process are shameful and are similar to the tactics of a grade school bully. Mr. Epstein will not be coerced into surrendering the American dream which is predicated on economic opportunity, free will and systematic protections for minority shareholders. This is a blatant attempt to convert shareholders to indentured servants.

PPL selected the jurisdiction of incorporation by virtue of the path of least resistance. The statuary citations PPL co-mingles with its gambit seeks refuge by juggling Delaware and Pennsylvania jurisdictions. PPL argues that is has no fiduciary responsible to consult its shareholders who provide the capital for current market capitalization value based solely on the strategy of venue shopping.

PPL's No-Action Exclusion must be held in abeyance until the SEC's investigation is concluded. Mr. Epstein's shareowner proposal is timely, and should be voted on at PPL's Annual Shareholder meeting scheduled for this spring.

Again, Mr. Epstein is offering to meet with the Company to retool and revise aspects of his proposal. Mr. Epstein desires a mutually acceptable resolution.

Mr. Epstein also requests that any communications between the parties and the SEC, whether they be electronic, facsimile, telephonic. transcribed or in written format, be shared on a real time basis with all parties.

Respectfully submitted,



Eric Joseph Epstein,

*** FISMA & OMB Memorandum M-07-16 ***

**Enclosures**

**Service list**

Karen Hsu Kelley
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
T: +1-212-455-2408
kkelley@stblaw.com

Elizabeth Stevens Duane
Associate General Counsel and Assistant Secretary
PPL
Two North Ninth Street
Allentown, PA 18101
610-774-4107 phone
610-774-4177 fax
484-695-6270 cell
esduane@pplweb.com

**Dated: February 27, 2015**

# Enclosure 1

## Cost Overruns and Nuclear Liabilities

### The Susquehanna Steam Electric Station

The Susquehanna Steam Electric Station ("SSES") contains the nation's 19th and 20th largest nuclear reactors. PPL's operating nuclear units - which have regularly been placed under increased supervision by the Nuclear Regulatory Commission - were projected to cost rate payers **$2.1 billion, but overruns resulted in a $4.1 billion price tag.**

The plant currently generates 60 metric tons of nuclear waste annually. The SSES is a limited liability corporation ("LLC"), and out of the rate base. A license extension, uprate or additional unit, will dramatically increase the gap in radiological decommissioning and expose taxpayers to increased financial burdens.

According to PP&L and PPL's Annual Reports, the Company cannot predict with any degree of confidence how much it will cost to decommission the SSES. Projected costs for nuclear decommissioning have increased wildly from 1981 to 2003. In 1981 PP&L predicted that its share to decommission SSES was between $135 to $191 million. By 1985 the cost estimate had climbed to $285 million. And by 1991, the cost in 1988 dollars for the "radioactive portion" of decommissioning, was $350 million.

PPL's contractor conducted a site-specific study which projected that the cost of decommissioning would be $725 million in 1993 dollars. The 1994 cost estimate remained steady at $724 million, but the market value of securities held and accrued in income in the trust funds declined, and thus the estimate reflected another increase in decommissioning costs (PP&L Base Rate Case, Page, 1016, Lines 7-27 and Page 1017, Lines 1-24.) By 2005, PPL projected costs to decommission Susquehanna to be almost $936 million.

PPL can not predict with any degree of confidence how much it will cost to clean up the rad waste site after the plant closes. Projected costs for nuclear !decommissioning of Susquehanna have **increased 553%** between 1981 and 2003.

By 2006 PPL projected costs to decommission Susquehanna to be almost $1 billion.

By the end of 2013, the projected cost soared to **$1.245 billion.** (Callan Investments Institute, 2014 Nuclear Decommissioning Funding Study, NDT Fund Balances, Annual Contributions, and Decommissioning Cost Estimates as of December 31, 2013.)

It's anybody guess what the final cleanup tab will be if the plant is relicensed - or if the nuclear garbage will even have a forwarding address.

Moreover, PPL Electric's 1998 restructuring settlement agreement (in which the Company recovered $2.8 billion in stranded costs to build the Susquehanna nuclear power plant) provides for the collection of authorized nuclear decommissioning costs through the Competitive Transition Costs (CTC). The nuclear decommissioning cost recovery mechanism for $131 million expired on December 31, 2009, and the shareholders are the sole source of replacement revenues ("PPL Annual Report, "December 31, 2003, p.63.) .

As a limited liability corporation, PPL is subject to the whims and unprotected forces of the marketplace. The NRC can no longer assume that PPL Susquehanna enjoys the economic shield of rate payers and "that utilities commission would support project with favorable rate decisions" (New England Coalition on Nuclear Power v. US N.R.C., (1978 , CA 1) 582 F2d 87, 8 ELR 20707, 51 ALR Fed 451.)

PPL Susquehanna has not proven it has the requisite financial structures in place to safely operate a nuclear power plant; especially, a plant that is not linked to the savings of scale embedded in fleet operations.

The SSES is a rare stand-alone plant that requires safety in-depth. Prior to deregulation, nuclear applicants which were "financially challenged" were able to establish "reasonable assurance" they could raise money through capital markets precisely because the applicant was a public "electric utility."

However, since the TMI accident and the advent of electric deregulation, the NRC can no longer presume favorable rate decisions by any utility commission. Nor can the Commission presume rate tariffs will supplant financial chasms created by limited liability corporations like PPL.

The financial safety nets and assumptions embedded in the original application are gone. There is no rate recovery mechanism for nuclear safety upgrades, generic rulemaking orders, nuclear decommissioning increases, security, radiological monitoring, or nuclear fuel adjustments. The ability to safely operate a plant is intricately linked to the ability to provide and pay for a level of safety and security in the community.

## Bell Bend

According to PPL, a new nuclear reactor requires a federal subsidy of **$4.5 billion** or 80 percent of the projected cost of the project. This "nuclear loan" is guaranteed by the U.S. Treasury -- i.e., taxpayers. The real cost, based on overruns in Florida and Texas, is actually $10 billion. Which begs the obvious question: Why aren't the shareholders of one of the "best managed" and "most profitable utilities" (Forbes magazine, December 2007) assuming the risk for a multibillion-dollar slam dunk?

PPL has demonstrated its inability to control and predict costs at Bell Bend. According to PPL, the Bell Bend project cost has risen from "about $10 billion" on September 30, 2008, to "as much as $15 billion" in eight months during a period of deflation (-.4%) in Pennsylvania. (U.S. Department of Labor's Consumer Price Index).

> Costing about $10 billion to develop, Bell Bend would take seven to eight years to construct and begin operating in 2016 or 2017, said PPL spokesman Dan McCarthy. (*Lancaster New Era*, Published: Sep 30, 2008).

Eight months later in May 2009, PPL Bell Bend's FAQ web site began reporting a much higher number. How much would the plant cost? "It is anticipated that the plant would cost as much as **$15 billion**, including escalation, financing costs, initial nuclear fuel, contingencies and reserves." http://www.bellbend.com/faqs.htm

"PPL Bell Bend has made no decision to proceed with construction of Bell Bend and expects that such decision will not be made for several years given the anticipated lengthy NRC license approval process. Additionally, PPL Bell Bend does not expect to proceed with construction absent favorable economics, a joint arrangement with other interested parties and a federal loan guarantee or other acceptable financing. PPL Bell Bend is currently authorized to spend up to $205 million through 2015 on the COLA and other permitting costs necessary for construction, which is expected to be sufficient to fund the project through receipt of the license..." (2013, PPL Annual Report, PPL, p. 122)

# Enclosure 2

## PPL's Rate Increases: 2004 -2013

Pennsylvania consumers were promised rate relief and economic prosperity as a result of electric deregulation? On August 4, 2000, Secretary of Revenue Robert A. Judge Sr. predicted future electric bills would be a cost savings' bonanza.

> "We expect electric competition will help create more than 36,000 jobs between 1998 and 2004, and have a major positive impact on our state's economy. And millions of Pennsylvania families and employers continue to save money on their electric bills — without even lifting a finger."

It's over a decade since the Ridge Administration promised you lower rates and economic prosperity as a result of electric deregulation. Let's see how you much money you've "saved".

From 1999-2009, PPL collected $2.97 billion in "stranded costs" from rate payers for cost overruns at PPL's nuclear power plant. This tax was referred to as a "Competitive Transition Charge" on your electric bill.

On December 3, 2004, the PUC approved a $137 million increase in distribution rates for PPL. An average residential customer would see their monthly electric bill increase by 7.63% or $9.03. Customers without electric heat experienced a 8.06% hike valued at $5.11 per month. According to William H. Spense, President of PPL Electric Utilities, this rate request marked the initial leg in PPL's new strategy to make "modest rate requests" every few years.

In 2007, PPL proposed to increase distribution rates by $83.6 million or a 6.8% bump. An average residential customer would see their monthly electric bill increase by $6.60.

Generation rate caps came off on December 31, 2009. The result in 2010 was that the average residential electric bill for PPL customers increased by 29.7%. In other words, the Average Joe paid $378.72 more in electric bills in 2010 than he did in 2009.

On March 1, 2010, PPL proposed to raise rates by $114.7 million or a 5.3% "modest increase." The average monthly increase for residential customers would be $7.50. This was the first post-rate cap increase, and represented a 27% jump in PPL's portion of your electric bill.

But wait, PPL is not done. On March 30, 2012, PPL filed another rate hike request of $104.6 million. In a letter PPL sent to the Pennsylvania Public Utility Commission, the Company acknowledged the proposal "would produce an average increase in distribution rates of approximately 13%." However, the actual rate increase for the average residential electric electric bill would be 16.5% or a $7.00 per month according to the Office of Consumer Advocate.

On December 5, 2012, the Public Utility Commission adopted an Order authorizing a $71.065 million rate increase for PPL Electric Utilities effective on January 1, 2012. The Order was entered on December 28, 2012 and became effective on January 1, 2013.

The increase drove up the flat monthly customer charge 62% from $8.75 to $14.09 per month. The PUC allowed PPL a nominal decrease in the distribution charge levied on a per kilowatt basis, from 2.55 cents to 2.51 cents.

Apparently PPL had a huge stash of cash on-hand to go on a buying spree. On May 16, 2012, William H. Spense, Chairman, President and CEO of PPL Corporation told shareholders that PPL was "fundamentally a different company" than it was in 2010. Mr. Spense told the audience that the repositioning of PPL was completed through the acquisition of regulated utility operations in Kentucky in 2010 and the United Kingdom in 2011 at a combined cost of about $14 billion.

# Enclosure 3

# PPL's Distribution Rate Increases

In 2012, PPL filed for a distribution rate hike of $104.6 million with the Public Utility Commission ("PUC"). According to PPL, the rate request reflects "increases in operation and maintenance costs since 2010, including costs associated with major storm events, programs to enhance retail electric competition, and customer education."

On December 5, 2012, the Public Utility Commission adopted an Order authorizing a $71.065 million rate increase for PPL Electric Utilities effective on January 1, 2013. **The increase drove up the flat monthly customer charge 62%** from $8.75 to $14.09 per month or $5.32. The PUC allowed PPL a **nominal decrease** in the distribution charge levied on a per kilowatt basis, from 2.55 cents to 2.51 cents. **This charge can not be bypassed.** All electric customers in the PPL rate base must pay distribution charges.

# Default Service Program and Procurement Plan for the Period June 1, 2013 through May 31, 2015

On May 1, 2012, PPL Electric filed a Petition requesting approval for the terms and conditions under which the Company provide Default Service from June 1, 2013 through May 31, 2015 ("DSP"). The plan covers competitive procurement of Default Service supply and includes including a Time-of-Use ("TOU") rate. Please note that quite often the cheaper the fuel source, the larger the carbon foot print.

Consistent with the Commission's Order issued on January 26, 2013, PPL has scheduled the TOU rate option collaborative and a meeting regarding the Retail Opt-In and Standard Offer Referral Programs on February 22, 2013.

The following issues have been resolved and give consumers **flexibility regarding GSC rates** but will impact next year's District's budget:

- PPL will continue to adjust its **DSP Price to Compare** ("PTC") on a quarterly basis.

- PPL will offer **retail opt-in option** commencing in July, 2013 for customers based on a 5% savings off of PPL's PTC for four months plus a $50 cash bonus, followed by an eight-month fixed price offer by participating competitive electricity suppliers.

- PPL will continue standard offer **referral program** commencing in August 2013 for customers that opt into a 7% discount to the current Price to Compare for 12 months that will be offered by participating competitive electricity suppliers.

The filing also contained several proposals designed to enhance retail competition in PPL's service area. **These charges can not be bypassed.**

# PPL's Petition for Approval of Long-Term Infrastructure Plan

On February 14, 2012, Governor Corbett signed into law Act 11 of 2012 which allows electric distribution companions like PPL and natural gas companies, water utilities and waster water utilities to establish a distribution system improvement charge. Act 11 allows utilities to recover "responsible" and "prudent" costs associated with the repair, improvement or replacement of property that is part of the utility distribution charge.

The Distribution Service Improvement Charge ("DSIC") is an automatic adjustment charge that enables companies to recover certain infrastructure improvement costs between base rate cases through a quarterly surcharge on customers' bills. The DSIC resets to zero when a company files a base rate case or if the utility is over-earning. The company also must notify customers of any change in the DSIC. An annual reconciliation audit is conducted by the PUC to ensure that no over-collections or under-collections have occurred.

PPL is the first electric or gas utility to get a long-term infrastructure improvement plan submitted and approved by the Commission. PPL is proposing a five year plan an estimate cost to rate payers of $705.15 million. **This charge can not be bypassed** and is currently being litigated.

DSIC increase cannot exceed 5.0% of the amount billed to customers for distribution service

**Proposed effective date: May 1, 2013-2017.**

Enclosure 4

# PPL nuclear power plant officials detail license transfer plan

July 02, 2014

By Steve Mocarsky - smocarsky@civitasmedia.com

Officials with PPL Susquehanna — owner of the nuclear power plant near Berwick — made a case Wednesday for transferring the plant's operating license to a new company it's forming with an out-of-state energy company.

Officials with the U.S. Nuclear Regulatory Commission, whose approval is needed for a license transfer, hosted the public meeting at NRC offices in Rockville, Maryland, and the public was allowed to participate via conference call as well.

PPL Susquehanna plans to merge with Riverstone Holdings LLC to form Talen Energy Corp, which would be the third largest investor-owned independent power producer in the nation.

NRC's concerns are making that the new company would have the technical expertise to safely operate a nuclear power plant and would have the financial capabilities to safely decommission the plant when the time comes. PPL Susquehanna's licenses extend into the 2040s.

Jeremy McGuire, vice president of strategic development for PPL Strategic Development LLC, said PPL has been putting "a significant amount of emphasis" on growing its electric utility business in the United States and in the United Kingdom. PPL currently has more than 10 million utility customers in the United Kingdom, Kentucky and Pennsylvania.

PPL Corp. will continue as a rate-regulated utility company, while Talen Energy will be formed by the the merger of PPL Energy Supply and RJD Holdings, which is Riverstone's power generation portfolio, McGuire said.

PPL shareholders will own 65 percent of Talen and Riverstone shareholders will own 35 percent. PPL Corp. will have no affiliation with Talen. The merger will allow the company to better attract investment and capital, and there be cost reductions in corporate support. It would have Fortune 500 status as of day one, McGuire said.

McGuire said plant safety and performance would be Talen Energy's chief concerns. "You can't build value if you're not running your plants well," he said.

He also said the company is being set up to have "the best balance sheet among the independent power producers and ... the least amount of debt."

McGuire said PPL expects to file an application for transfer of the license on July 11. He noted that in addition to NRC approval, the merger/license transfer also would need approval of the Federal Energy Regulatory Commission, the Department of Justice and the Pennsylvania Public Utility Commission.

Tim Rausch, vice president and chief nuclear officer at PPL Susquehanna, said the agreement between the companies guarantees no change in operations, management or staff at the power plant.

**Scott Strauss, attorney for Allegheny Electric Cooperative Inc., which owns a 10-percent share in the power plant, asked what will change with the plant other than ownership. He was told nothing would change other than ownership.**

**Strauss noted Allegheny was not advised of or involved in any of the discussions leading up to the agreement between PPL Susquehanna and Riverstone and only became aware of it when it was made public on June 9. Allegheny knows very little about Talen, he said.**

**Strauss said Allegheny officials have concerns about the management team that will take over Talen and wants to know more about it.**

Eric Epstein, chairman of Three Mile Island Alert, a nuclear industry watchdog group, expressed concerns about the license being transferred, given that the NRC has downgraded PPL's license status because of unexpected shutdowns caused by technical problems and equipment failures at the plant.

After the NRC receives the license transfer application, it will be made available for public review. the NRC has not requirement to approve or reject the application within a certain amount of time, but PPL officials said they are hopeful approval will be granted by Dec. 31.

# Enclsoure 5

## The Whole Foods Controversy

This action came as a consequence of a no-action letter issued by the SEC staff to Whole Foods Market on December 1, 2014. The no-action letter permitted Whole Foods to exclude from its 2015 annual meeting proxy statement a proxy access proposal from James McRitchie. Whole Foods argued in its request for a no- action letter that the shareholder proposal could be excluded from its proxy statement pursuant to Rule 14a-8(i)(9), because it would conflict with a management proposal on proxy access to be included in the same proxy statement...The Whole Foods proxy access proposal was significantly different from the shareholder proposed version, imposing greater qualifying hurdles for a shareholder to make a director nomination. Subsequently, other issuers filed similar requests for no-action positions on the same topic, also proposing substantially different proxy access terms than those included in the shareholder proposals the issuer sought to exclude. The shareholder proponent sought reconsideration and argued that application of the conflicting company proposal exclusion was inappropriate and unfair.

Certain institutional investors also asked the SEC to revisit the Whole Foods conclusion, as shareholder proponents argued that the decision was allowing issuers to avoid virtually any shareholder proposal by putting forward any version of the proposal that management could construct.

In concert with the announcements on January 16, the staff issued another letter to Whole Foods, rescinding the staff's prior no-action position in consideration of Chair White's directive to reconsider the scope and application of the exclusion and expressing no views on the request of Whole Foods to exclude the proposal.

# Enclsoure 6

## PPL, Riverstone agree to FERC mitigation measures to seal Talen Energy deal

January 29, 2015 | By Barbara Vergetis Lundin

PPL Corporation and Riverstone Holdings LLC affiliate RJS Power Holdings LLC have filed a joint response with the Federal Energy Regulatory Commission (FERC) accepting additional market power mitigation measures required for FERC approval of the previously announced spinoff of PPL Energy Supply and its combination with competitive generation assets owned by RJS Power Holdings. The combination is expected to establish a new independent power producer called Talen Energy.

The additional mitigation measures address competitiveness issues in a region of the PJM Interconnection that includes eastern Pennsylvania, New Jersey and Maryland. PPL and RJS Power Holdings proposed divesting either of two groups of assets in that region. Each group has about 1,300 megawatts of generating capacity. The two groups include common assets with about 650 megawatts of generating capacity.

In an order issued Dec. 18, 2014, FERC conditionally approved the transaction pending additional measures that would satisfy concerns it expressed with the original mitigation proposal.

PPL and RJS Power Holdings have agreed that within 12 months after closing of the transaction, Talen Energy will divest generating assets identified in one of the groups, and limit PJM energy market offers from assets it would retain from the other group to cost-based offers.

After full evaluation, both parties believe the enhanced mitigation will not have a materially different impact on the future operating results of Talen Energy than the original proposal.

The response to FERC does not identify which group of generating assets is to be divested -- a decision that is not expected until after closing.
For more:- see this FERC order

# EXHIBIT A

December 1, 2014

Elizabeth Stevens Duane, Esquire
Assistant Corporate Secretary
PPL Services Corporation
Two North Ninth Street
Allentown, PA 18101
E-mail: esduane@pplweb.com
Fax: 610-774-4177

# Shareholder Approval for PPL Energy Supply Spin Off

(1) I, Eric Joseph Epstein, am a shareholder of PPL Corporation, and reside at *** FISMA & OMB Memorandum M-07-16 ***

(2) I own 110.671 shares valued at $3,663,21.

(3) I will be holding the shares through the upcoming 2015 Shareholder Meeting.

(4) The enclosed statement verifies the value of my shares, and is consistent with PPL's proxy Statement Pursuant to Section 14 (a) of SEC Act of 1932.

(5) This resolution is less than 500 words, and was submitted before December 9, 2014.

(6) I will be introducing the following resolution at the Annual Meeting relating to **the proposed spinoff:**

## Supporting Statement

PPL Corporation and Riverstone Holdings LLC, announced an agreement to combine their merchant power generation businesses into a new stand-alone, publicly traded independent power producer - **without shareholder approval.**

**The venture's corporate structure, charter and by-laws are being established without approval of PPL's shareholders.**

In addition, "There is no duty of 'fairness' as between the parent and the spin-off company. Accordingly, the parent board can make unilateral decisions as to the allocation of assets and liabilities between the parent and the spin-off company, subject to insolvency and tax considerations, before the spin-off is completed." (Wachtell, Lipton, Rosen & Katz 2013, p. 14.)

Furthermore, "Generally speaking, newly spun-off companies tend not to adopt shareholder rights plans upon the spin-off. Rather, as has been the trend in recent years with established companies, a newly public company often will keep a rights plan 'on the shelf' and ready for deployment if and when needed." (Wachtell, Lipton, Rosen & Katz , 2013, p. 17.)

## Resolved

Resolved, shareowners request that PPL postpone the spin-off of PPL Energy Supply and allow for the shareholders to approve the following protocols at the Annual Meeting in 2015:

• Elect directors and officers;

• Approve charter and by-laws and adopt any related board or shareholder resolutions;

• Authorize transfers of assets and liabilities, if necessary;

• Approve form of separation and distribution agreement and other documents;

• Ratify Form 10; authorize execution and delivery of the other securities law-related documentation; appoint attorney in fact to sign the registration statements required for employee benefit plans; and authorize such other customary resolutions with respect to securities law matters in the spin-off;

• Approve form and authorize execution and delivery of various agreements concerning credit lines and debt agreements;

• Appoint a transfer agent and registrar acceptable to applicable stock exchanges on which listing will be made;

• Authorize compliance with blue sky laws as required and adopt resolutions concerning blue sky authorities;

• Authorize listing of common stock;

• Authorize name changes and filings to effectuate them;

• Approve employee benefits, stock option and other incentive compensation and benefit plans; and,

• Authorize all steps previously taken and the taking of all further steps in connection with the transactions.

Respectfully submitted,

Eric Joseph Epstein,

*** FISMA & OMB Memorandum M-07-16 ***

Dated: December 1, 2014

# EXHIBIT B

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2408

E-MAIL ADDRESS
kkelley@stblaw.com

VIA E-MAIL

January 19, 2015

Re: PPL Corporation
Rule 14a-8 of the Securities Exchange Act, as amended
Exclusion of Shareowner Proposal submitted by Eric Joseph Epstein

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of our client, PPL Corporation, a Pennsylvania corporation ("PPL" or the "Company"), with respect to the shareowner proposal and supporting statement (collectively, the "Proposal") submitted by Eric Joseph Epstein (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2015 Annual Meeting of Shareowners (collectively, the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against PPL if PPL omits the Proposal in its entirety from its Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are submitting this letter and its attachments to the Staff by e-mail at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are:

1. filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission; and

2. simultaneously providing the Proponent with a copy of this submission.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that a shareowner proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to PPL. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by e-mail or fax only to the Company.

## I. Background

On June 9, 2014, PPL and Riverstone Holdings LLC, an energy and power investment firm ("Riverstone"), announced that they had entered into a definitive agreement to combine their merchant power generation businesses into a new stand-alone, publicly traded independent power producer. Specifically, on that date, PPL entered into:

- a Separation Agreement (the "Separation Agreement") with Talen Energy Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of PPL ("HoldCo"), Talen Energy Corporation, a Delaware corporation and an indirect wholly owned subsidiary of PPL ("Talen Energy"), PPL Energy Supply, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of PPL ("Energy Supply"), Raven Power Holdings LLC, a Delaware limited liability company ("Raven"), C/R Energy Jade, LLC, a Delaware limited liability company ("Jade"), and Sapphire Power Holdings LLC, a Delaware limited liability company ("Sapphire");

- a Transaction Agreement (the "Transaction Agreement") with HoldCo, Talen Energy, Energy Supply, Talen Energy Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of PPL ("Merger Sub"), Jade, Sapphire and Raven; and

- an Employee Matters Agreement (together with the Separation Agreement and the Transaction Agreement, the "Agreements") with Talen Energy, Jade, Sapphire and Raven.

Pursuant to the Separation Agreement and the Transaction Agreement, PPL is expected to distribute on a pro rata basis to its shareowners all of the outstanding shares of common stock of HoldCo prior to the merger described below. HoldCo will own Energy Supply and, immediately prior to the merger described below, will also own all of the common stock of Talen Energy. Immediately following the distribution, a wholly owned subsidiary of Talen Energy will be merged with and into HoldCo, with HoldCo continuing as the surviving company and as a wholly owned subsidiary of Talen Energy, and each share of HoldCo common stock distributed to PPL shareowners and outstanding immediately prior to the merger will be automatically converted into one share of Talen Energy common stock. Substantially contemporaneous with the merger, the competitive power generation business owned by RJS Generation Holdings LLC will be contributed by Raven, Jade and Sapphire, its owners, to Talen Energy in exchange for shares of Talen Energy common stock. Immediately following the completion of these transactions (collectively, the "Transactions"), PPL shareowners will own 65% of Talen Energy's outstanding common stock, and funds affiliated with Riverstone will own the remaining 35%.

PPL disclosed its entry into the Agreements in a Current Report on Form 8-K filed with the Commission on June 12, 2014 (the "Announcement 8-K"). Talen Energy and HoldCo provided further detail regarding the Transactions in their joint registration statement on Form S-1 (the "Registration Statement") filed with the Commission on November 5, 2014 and amended on December 22, 2014.

As disclosed in the Registration Statement, no vote of PPL's shareowners is required or sought in connection with the Transactions, and PPL's shareowners will not have any dissenters rights in connection with the Transactions. Each of the parties to the Agreements has already approved the Agreements and the Transactions.

The Agreements are definitive agreements between the parties thereto, subject to a limited number of conditions precedent, as described in the Announcement 8-K and the Registration Statement. The Agreements prescribe the various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) to be contributed by both PPL and Raven, Jade and Sapphire to Talen Energy. The Transaction Agreement, furthermore, contains provisions governing the content of specified elements of Talen Energy's charter and bylaws. In addition, since the execution of the Agreements, at the direction and with the approval of PPL, as sole stockholder of Talen Energy (indirectly) and HoldCo, certain decisions and actions integral to the Transactions and their implementation have been taken. For example, officers and directors of Talen Energy and HoldCo have been identified, new financing arrangements have been negotiated with Talen Energy's future financing sources, the Registration Statement has been filed with the Commission, a transfer agent and registrar has been selected, discussions with the New York Stock Exchange regarding the listing of Talen Energy's common stock have been undertaken and the drafting of employee benefit plans has begun.

## II. The Proposal

On December 1, 2014, the Company received the Proposal, which reads as follows:

"Resolved, shareowners request that PPL postpone the spin-off of PPL Energy Supply and allow for the shareholders to approve the following protocols at the Annual Meeting in 2015:

- Elect directors and officers;
- Approve charter and by-laws and adopt any related board or shareholder resolutions;
- Authorize transfers of assets and liabilities, if necessary;
- Approve form of separation and distribution agreement and other documents;

- Ratify Form 10; authorize execution and delivery of the other securities law-related documentation; appoint attorney in fact to sign the registration statements required for employee benefit plans; and authorize such other customary resolutions with respect to securities law matters in the spin-off;

- Approve form and authorize execution and delivery of various agreements concerning credit lines and debt agreements;

- Appoint a transfer agent and registrar acceptable to applicable stock exchanges on which listing will be made;

- Authorize compliance with blue sky laws as required and adopt resolutions concerning blue sky authorities;

- Authorize listing of common stock;

- Authorize name changes and filings to effectuate them;

- Approve employee benefits, stock option and other incentive compensation and benefit plans; and,

- Authorize all steps previously taken and the taking of all further steps in connection with the transactions."

## III. Bases for Exclusion: Rule 14a-8(i)

The Company respectfully requests the Staff's concurrence that the Company may exclude the Proposal from its Proxy Materials pursuant to any one or all of the bases set forth below:

A. The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareowners under the laws of the jurisdiction of the Company's organization;

B. The Proposal is excludable under Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate state law to which it is subject;

C. The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and

D. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

## IV. Analysis

### A. The Proposal Is Excludable under Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action by Shareowners under Pennsylvania Law

Rule 14a-8(i)(1) of the Exchange Act provides that a company may exclude a shareowner proposal from its proxy materials if the proposal is not a proper subject for action by shareowners under the laws of the jurisdiction of the company's organization. As more fully discussed in the supporting opinion of Pennsylvania counsel, Drinker Biddle & Reath LLP (the "Pennsylvania Law Opinion"), attached hereto as Exhibit B, the Proposal may be excluded from the Company's Proxy Materials because it is not a proper subject for action by shareowners under Pennsylvania law for the following reasons.

1. The Proposal Seeks to Require Approval by Shareowners of PPL, a Pennsylvania Corporation, of Matters Pertaining to the Incorporation and Governance of Talen Energy, a Subsidiary Corporation in Which They Do Not Own Stock

Most fundamentally, the Proposal is not a proper subject for action by PPL shareowners under Pennsylvania law, because PPL shareowners are not entitled to vote on matters pertaining to the incorporation and governance of Talen Energy that were or will be effected prior to the consummation of the Transactions, before they will be stockholders of Talen Energy.

The Proposal, addressed and submitted to a Pennsylvania corporation, purports to require the vote of PPL shareowners on various items relating to the incorporation and governance of Talen Energy, a Delaware corporation, prior to the consummation of the Transactions. For example, the Proposal requests the vote of PPL shareowners on Talen Energy's board of directors, its charter and bylaws and its employee benefits and incentive compensation and benefit plans.

Currently, a subsidiary of PPL is the sole stockholder of Talen Energy; PPL shareowners are not shareowners of Talen Energy and, under the Agreements, will own 65% of Talen Energy's common stock only upon completion of the Transactions. As discussed in the Pennsylvania Law Opinion, PPL shareowners are not entitled under Pennsylvania law to vote on matters pertaining to Talen Energy's incorporation and governance. While under Pennsylvania law shareowners are entitled to vote for directors on the board of the company in which they directly own shares, the shareowners of a parent corporation cannot elect the directors of another corporation that is a direct or indirect subsidiary of the parent corporation. PPL shareowners, therefore, do not have the right to elect Talen Energy's directors.

Because PPL shareowners do not have voting rights with respect to the stock of Talen Energy held by a subsidiary of PPL, the Company believes that the Proposal is properly excludable as an improper subject for action by PPL's shareowners under Rule 14a-8(i)(1).

2. The Proposal Seeks to Require Shareowner Approval of Transactions that Are Not Subject to Shareowner Approval under Pennsylvania Law

By seeking to make the Transactions contingent on shareowner approval of various enumerated aspects of Talen Energy's incorporation and governance, the Proposal attempts to transform the Transactions, for which no shareowner vote is required, into voting transactions. As explained in the Pennsylvania Law Opinion, the Transactions do not require any shareowner approval under Pennsylvania law. Specifically, under Pennsylvania's Business Corporation Law, codified at 15 Pa. C.S.A. § 1101 *et seq*. (the "Pennsylvania BCL"), PPL shareowners do not have voting rights with respect to the distribution of HoldCo's common stock; instead, the Company's board of directors has discretion under Pennsylvania law to determine distributions to be made by the Company. *See* Pa. BCL § 1551(a) ("Unless otherwise restricted in the bylaws, the board of directors may authorize and a business corporation may make distributions."). Furthermore, as discussed in the Pennsylvania Law Opinion, PPL shareowners do not have the right to dissent from the Transactions. *See generally* Pa. BCL §§ 1571-1580. Finally, PPL shareowners are not entitled under Pennsylvania law to vote on the acquisition by Talen Energy of the competitive power generation business owned by RJS Generation Holdings LLC.

Because the Proposal attempts to require shareowner approval of the Transactions, for which no such approval is required under Pennsylvania law, the Proposal is not a proper subject for action by shareowners under Pennsylvania law and is, therefore, excludable from the Company's Proxy Materials.

3. <u>The Proposal Seeks to Require Shareowner Approval of Specific Items Pertaining to a Company's Incorporation and Governance That Are Not Proper Subjects for Shareowner Action under Pennsylvania Law</u>

PPL's shareowners are not entitled to a vote on matters related to subsidiary corporations of PPL, including Talen Energy – a Delaware corporation – or to approve the Transactions; even if they were (which PPL contests in Sections IV.A.1. and IV.A.2. above), the Proposal is excludable because it requests voting rights with respect to specific matters that are beyond the purview of shareowners under Pennsylvania law.[1] As confirmed in the Pennsylvania Law Opinion, of the dozen or so enumerated items for which the Proposal seeks shareowner approval, only the election of directors and the adoption of shareowner resolutions are generally recognized as proper subjects for shareowner action under Pennsylvania law. Examples of items that are not proper subjects for shareowner action under Pennsylvania law include the following:

- *Election of Officers*. The Proposal purports to require PPL shareowners to approve the election of officers of Talen Energy. The Pennsylvania BCL, however, provides that "officers and assistant officers shall be elected or appointed at such time, in such manner and for such terms as may be fixed by or pursuant to the bylaws." Pa. BCL § 1732(a). In turn, Section 5.02 of PPL's bylaws provides that officers shall be elected by the Company's board of directors unless the board has delegated to an officer the power to elect subordinate officers. Accordingly, PPL shareowners are not authorized to elect or appoint corporate officers of PPL, much less of Talen Energy, its indirect wholly owned subsidiary.

---

[1] This subsection discusses Pennsylvania law, as it pertains to whether the matters listed in the Proposal are proper subjects for action by the shareowners of PPL, a Pennsylvania corporation; however, as a practical matter, many of the items listed in the Proposal and discussed herein are or will be determined as a matter of Delaware law, because they pertain to Talen Energy, a Delaware corporation.

- *Approval of Charter and Bylaws.* The Proposal seeks shareowner approval of the charter and bylaws of Talen Energy. The Pennsylvania BCL, however, plainly implies that the incorporators determine the contents of the company's articles of incorporation and explicitly grants the incorporators the authority to adopt the initial bylaws of the corporation. *See* Pa. BCL § 1306(a)(8) (providing that in addition to the information required by statute to be included therein, the articles of incorporation may contain "[a]ny other provisions that the incorporators may choose to insert . . ."); Pa. BCL §1310(a) ("After the corporate existence begins, an organization meeting of the initial directors or, if directors are not named in the articles, of the incorporator or incorporators shall be held . . . for the purpose of adopting bylaws which they shall have authority to do at the meeting . . ."). Thus, shareowners are not authorized under Pennsylvania law to approve a company's initial charter and bylaws.

- *Adoption of Board Resolutions.* The Proposal seeks to require shareowners to adopt any governance-related board resolutions. It is axiomatic that the authority to adopt board resolutions belongs solely to the board of directors, not to shareowners.

- *Authorizing Transfers of Assets and Liabilities.* While the Proposal attempts to mandate shareowner approval of "transfers of assets and liabilities, if necessary," Pennsylvania law does not require such shareowner approval with regard to the Transactions. The Pennsylvania BCL specifies when shareowner approval of a sale or other disposition of all, or substantially all, the property and assets of a corporation is required. *See* Pa. BCL § 1932. The Pennsylvania BCL specifically provides that "[a] corporation will conclusively be deemed not to have sold, leased, exchanged or otherwise disposed of all, or substantially all, of its property and assets, with or without goodwill, if the corporation or any direct or indirect subsidiary controlled by the corporation retains a business activity that represented at the end of its most recently completed fiscal year, on a consolidated basis, at least: (1) 25% of total assets; and (2) 25% of either: (i) income from continuing operations before taxes; or (ii) revenues from continuing operations."

  As reflected in PPL's Form 10-K for the fiscal year ended December 31, 2013, the following chart presents total assets, income (loss) from continuing operations (before income taxes) and revenues from continuing operations (shown as total operating revenues in the companies' financial statements) for each of Energy Supply and PPL as of December 31, 2013, the most recently completed fiscal year at the time PPL entered into the Agreements and for which such information is currently available.

*(In millions except for percentages, as of December 31, 2013)*

| | **Total Assets** | **Income (Loss) from Continuing Operations Before Income Taxes** | **Revenues from Continuing Operations** |
|---|---|---|---|
| **Energy Supply** | $11,074 | ($371) | $4,653 |
| **PPL** | $46,259 | $1,309 | $11,860 |
| **Percentage of Business Activity Retained by PPL** | 76% | 128% | 61% |

This chart clearly demonstrates that, taking into account the Transactions, PPL will continue to retain business activity that represented, at the end of its most recently completed fiscal year, on a consolidated basis, more than 25% of the total assets of the Company and more than 25% of both income from continuing operations before taxes and revenues from continuing operations. As such, under Pennsylvania law, PPL will conclusively be deemed not to have sold, leased, exchanged or otherwise disposed of all, or substantially all, of its property and assets. Accordingly, shareowner approval of the transfers of assets and liabilities made in connection with the Transactions is not required.

- *Authorizing Name Changes.* The Proposal requests that PPL shareowners "[a]uthorize name changes and filings to effectuate them." However, although changing the name of a Pennsylvania corporation necessitates an amendment to the company's articles of incorporation, the Pennsylvania BCL provides that an amendment changing the corporation's name does not require shareowner approval. *See* Pa. BCL § 1914(c)(2)(i). Moreover, there will be no name changes at the PPL level in connection with the Transactions.

- *Approval of Stock Options.* The Proposal calls for shareowner approval of "employee benefits, stock option and other incentive compensation and benefit plans." Pursuant to the Pennsylvania BCL, however, the terms of stock options are "fixed by the board of directors." Pa. BCL § 1525(b).

With the exception of the election of directors and the approval of any shareowner resolutions, the remainder of the items listed in the Proposal, such as approving the "form of separation and distribution agreement and other documents" and appointing a transfer agent and registrar, involve subjects that are within the sole authority of the board of directors under Pennsylvania law. The Pennsylvania BCL provides: "Unless otherwise provided . . . in a bylaw adopted by the shareholders, . . . the business and affairs of every business corporation shall be managed under the direction of, a board of directors." Pa. BCL § 1721(a). As PPL's bylaws do not transfer the authority of the board with respect to any of the remaining matters listed in the Proposal, those matters are not proper subjects for shareowner action under Pennsylvania law.

Even the election of directors, which is generally recognized as a proper subject for shareowner action, cannot be categorized as such in this case. The Pennsylvania BCL bestows upon the incorporator or incorporators the authority to elect the first board of directors. *See* Pa. BCL § 1310(a) ("After the corporate existence begins, an organization meeting of the initial directors or, if directors are not named in the articles, of the incorporator or incorporators shall be held . . . for the purpose of . . . electing directors, if directors are not named in the articles . . ."). Accordingly, PPL shareowners are not entitled to vote on the directors of the new corporations created for the Transactions, particularly as those directors have already been validly elected under Delaware law.

Finally, the Proposal concludes with an attempt to require PPL shareowners to "[a]uthorize all steps previously taken . . . in connection with the transactions." As discussed in the Pennsylvania Law Opinion, shareowners in a Pennsylvania corporation may not be charged with approving decisions that were already validly made under Pennsylvania law. The Agreements determine – legally and definitively – the outcome of the decisions pertaining to many of the matters included in the Proposal. For example, the Transaction Agreement contains provisions governing the content of specific elements of Talen Energy's charter and bylaws, and the Agreements prescribe the assets, liabilities and obligations to be contributed by both PPL and Raven, Jade and Sapphire. Additionally, in the months since the Agreements were executed, concrete steps have been legitimately taken to implement the Transactions, such as identifying officers and directors of Talen Energy and Holdco, selecting a transfer agent and registrar, commencing discussions with the New York Stock Exchange regarding the listing of Talen Energy's common stock, and beginning to draft employee benefit plans. Under Pennsylvania law, PPL shareowners are not able to authorize these decisions *ex post facto*.

Given that the vast majority of the incorporation and governance matters for which the Proposal seeks shareowner approval are not proper subjects for shareowner action under Pennsylvania law, the Proposal may be excluded pursuant to Rule 14a-8(i)(1).

**B. The Proposal Is Excludable under Rule 14a-8(i)(2) Because It Would, if Implemented, Cause the Company to Violate Pennsylvania State Law**

As discussed below and based upon the Pennsylvania Law Opinion, the Proposal is excludable under Rule 14a-8(i)(2) of the Exchange Act because implementation of the Proposal would cause the Company to violate Pennsylvania law.

The breach of a contract by a Pennsylvania corporation is a violation of Pennsylvania contract law. *See, e.g., Atacs Corp.* v. *TransWorld Communications, Inc.*, 155 F.3d 659 (3d Cir. 1998) (applying Pennsylvania law and discussing damages for breach of a valid contract between two corporations); *Liss & Marion, P.C.* v. *Recordex Acquisition Corp.*, 603 Pa. 198 (Pa. 2009). A breach of contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract." Williston on Contracts § 63.1 (4th ed. 2002). The Third Circuit, deciding an appeal from a Pennsylvania district court decision, has opined that "[a] defendant in a breach of contract action is liable for all damage resulting from the breach that could have been fairly and reasonably contemplated by the parties to the contract at the time of its execution." *United Shoe Workers* v. *Brooks Shoe Mfg. Co.*, 298 F.2d 277, 281-82 (3d Cir. 1962); *see also Liss & Marion*, 603 Pa. at 215 ("Where one party to a contract without any legal justification, breaches the contract, the other party is entitled to recover, unless the contract provided otherwise, whatever damages he suffered, provided (1) they were such as would naturally and ordinarily result from the breach, or (2) they were reasonably foreseeable and within the contemplation of the parties at the time they made the contract, and (3) they can be proved with reasonable certainty.") (quotations and citations omitted).

In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff recognized that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." The Staff has consistently permitted exclusion under Rule 14a-8(i)(2) (and often under Rule 14a-8(i)(6), as discussed below) of proposals that would, if implemented, cause the company to breach existing agreements. *See, e.g., Vail Resorts, Inc.*

(avail. Sept. 16, 2011) (concurring that implementation of the proposal would cause the company to violate state law where the proposal would cause the company to violate several debt agreements to which it was a party); *General Electric Co.* (avail. Dec. 31, 2009; recon. denied. Feb. 24, 2010) (permitting exclusion of a proposal requesting that the board instruct management to rescind an existing agreement, because implementation of the proposal would cause the company to breach an agreement under state law); *Citigroup, Inc.* (avail. Feb. 18, 2009) (permitting exclusion of proposals seeking to require officers to retain a certain portion of their equity compensation until after termination of employment because, if implemented, the proposals would have caused the company to breach existing compensation agreements with its officers); *NVR, Inc.* (avail. Feb. 17, 2009) (same).

As disclosed in the Announcement 8-K and the Registration Statement, PPL has executed the Agreements, which are definitive and binding. Pursuant to the Agreements, authorization or consummation of the Transactions does not depend on shareowner approval of the Transactions themselves or any of the "protocols" listed in the Proposal. Because the Proposal seeks to halt the Transactions and make them contingent on shareowner approval of twelve enumerated items – none of which are conditions precedent specified in the Agreements – implementation of the Proposal would cause the Company to breach the Agreements, in violation of Pennsylvania law. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2).

### C. The Proposal Is Excludable under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) of the Exchange Act permits a company to exclude a proposal from its proxy statement if the company "would lack the power or authority to implement the proposal." In SLB 14B, the Staff stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." Accordingly, the Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(6) that would cause the company to violate the law of the company's state of incorporation. *See, e.g., Schering-Plough* (Mar. 27, 2008) (permitting exclusion of the proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6) where implementation of the proposal would cause the company to violate New Jersey law); *AT&T* (Feb. 19, 2008) (concurring that the company may exclude the proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) where implementation of the proposal would cause the company to violate Delaware law).

As discussed above, the Proposal, if implemented, would cause PPL to violate Pennsylvania law because it would require PPL to breach existing contractual agreements. The Staff has previously concurred that proposals that would cause a breach of existing agreements are beyond the company's power or authority to implement. *See Citigroup* (avail. Feb. 18, 2009); *NVR* (avail. Feb. 17, 2009). For the foregoing reasons, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(6).

**D. The Proposal Is Excludable under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations**

Rule 14a-8(i)(7) of the Exchange Act permits the exclusion of shareowner proposals dealing with matters relating to a company's "ordinary business operations." The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1988).

At its most basic level, the Proposal seeks to mandate shareowner approval of the Transactions. Whether or not to spin off part of a business, however, is generally a decision that relates to the company's ordinary business operations and is thus a matter left to the sole discretion of the company's board of directors. The Pennsylvania BCL provides that "[u]nless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers enumerated" in the statute "or otherwise vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors." Pa. BCL § 1721(a). Among the enumerated statutory powers of a Pennsylvania corporation is the power to "sell, convey, mortgage, pledge, lease, exchange or otherwise dispose of all or any part of its property and assets, or any interest therein, wherever situated." Pa. BCL § 1502(a)(5). PPL's bylaws do not contain any limitation on the board's authority to manage the company, and, as noted in Part IV.A.3. above, the provisions of the Pennsylvania BCL requiring shareowner approval of a sale or other disposition of all, or substantially all, of a corporation's assets do not apply to the Transactions. As such, the decision to spin off PPL Energy Supply was within the sole purview of PPL's board of directors.

The Commission has suggested, albeit in the context of another type of shareowner proposal, that the decision to spin off part of a business relates to the company's ordinary business operations. In a no-action letter issued to Sears, Roebuck & Co., for example, the Commission permitted the exclusion of a shareowner proposal requesting that the company's board of directors appoint a committee of independent directors "to explore strategic alternatives to maximize shareholder value," because, as Sears had argued, "the Board could decide to follow a course of action that is part of the usual or regular business operations of the Company: a sale of part of the Company," which would not require shareowner approval. *Sears, Roebuck & Co.* (avail. Feb. 7, 2000). The Commission concurred that implementation of the proposal in that case "could involve non-extraordinary matters that would relate to the ordinary business operations of the Company" and was, therefore, excludable. *Id.* Similarly, the Commission granted no-action relief to Telular Corp. with regard to a shareowner proposal requesting the appointment of a committee of independent directors that would "explore strategic alternatives to maximizing shareholder value for Company shareholders, including, but not limited to, a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof." *Telular Corp.* (avail. Dec. 5, 2003). The Commission agreed with the company's argument that the scope of the proposal encompassed corporate transactions that are ordinary business operations, noting that "the proposal appears to relate in part to non-extraordinary transactions." *Id.*

In addition to the fact that the decision to spin off part of a company relates to the company's ordinary business operations, many of the specific items for which the Proposal seeks to require shareowner approval are themselves ordinary business matters of the Company, thereby allowing omission of the Proposal from the Company's Proxy Materials. The Commission has explained that one of the "central considerations" underlying the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1988). The majority of the enumerated items for which the Proposal requests shareowner approval fall into this category.

As but one example, the Proposal seeks shareowner approval of "employee benefits, stock option and other incentive compensation and benefit plans." The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees" relate to ordinary business matters. Release No. 34-40018 (May 21, 1998). The Staff has further explained that a shareowner proposal that seeks to obtain shareowner approval of all "equity compensation plans that may be used to compensate senior executive officers, directors and the general workforce," without regard to whether they could potentially result in material dilution to existing shareowners, may be omitted from the company's proxy materials under Rule 14a-8(i)(7). Staff Legal Bulletin No. 14A (July 12, 2002). The Staff takes the position that such a proposal relates to "general employee compensation, an ordinary business matter." *Id.* The Staff has repeatedly granted no-action relief under Rule 14a-8(i)(7) with regard to proposals relating to employee benefits. *See, e.g., Emerson Electric Co.* (avail. Oct. 17, 2012) (permitting exclusion under Rule 14a-8(i)(7) of a compensation-related shareowner proposal and noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *Deere & Company* (avail. Oct. 17, 2012) (same); *Total System Services, Inc.* (avail. Dec. 28, 2010) (permitting exclusion of a proposal relating to the terms of the company's employee benefit plan and noting that "[p]roposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7)").

The language used in the Proposal is so broad as to require shareowner approval of any incentive compensation and benefit plans – not merely those pertaining to senior executive officers and directors and without regard to any purported dilutive effect on existing shareowners. For this and the other reasons discussed above, the Proposal is excludable as relating to ordinary business operations within the meaning of Rule 14a-8(i)(7).

## V. Conclusion

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials for the reasons set forth above.

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

If you have any questions regarding this request, or need any additional information, please do not hesitate to contact the undersigned at (212) 455-2408 or kkelley@stblaw.com.

Sincerely,



Karen Hsu Kelley

Enclosures

cc: Elizabeth Stevens Duane, PPL Corporation
Mario A. Ponce, Simpson Thacher & Bartlett LLP
Andrew R. Keller, Simpson Thacher & Bartlett LLP
William H. Clark, Drinker Biddle & Reath LLP
Eric Joseph Epstein

# Exhibit A

Copy of the Proposal and Accompanying Correspondence

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2408

E-MAIL ADDRESS
kkelley@stblaw.com

VIA E-MAIL

January 19, 2015

Re: PPL Corporation
Rule 14a-8 of the Securities Exchange Act, as amended
Exclusion of Shareowner Proposal submitted by Eric Joseph Epstein

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of our client, PPL Corporation, a Pennsylvania corporation ("PPL" or the "Company"), with respect to the shareowner proposal and supporting statement (collectively, the "Proposal") submitted by Eric Joseph Epstein (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2015 Annual Meeting of Shareowners (collectively, the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against PPL if PPL omits the Proposal in its entirety from its Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are submitting this letter and its attachments to the Staff by e-mail at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are:

1. filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission; and

2. simultaneously providing the Proponent with a copy of this submission.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that a shareowner proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to PPL. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by e-mail or fax only to the Company.

## I. Background

On June 9, 2014, PPL and Riverstone Holdings LLC, an energy and power investment firm ("Riverstone"), announced that they had entered into a definitive agreement to combine their merchant power generation businesses into a new stand-alone, publicly traded independent power producer. Specifically, on that date, PPL entered into:

- a Separation Agreement (the "Separation Agreement") with Talen Energy Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of PPL ("HoldCo"), Talen Energy Corporation, a Delaware corporation and an indirect wholly owned subsidiary of PPL ("Talen Energy"), PPL Energy Supply, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of PPL ("Energy Supply"), Raven Power Holdings LLC, a Delaware limited liability company ("Raven"), C/R Energy Jade, LLC, a Delaware limited liability company ("Jade"), and Sapphire Power Holdings LLC, a Delaware limited liability company ("Sapphire");

- a Transaction Agreement (the "Transaction Agreement") with HoldCo, Talen Energy, Energy Supply, Talen Energy Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of PPL ("Merger Sub"), Jade, Sapphire and Raven; and

- an Employee Matters Agreement (together with the Separation Agreement and the Transaction Agreement, the "Agreements") with Talen Energy, Jade, Sapphire and Raven.

Pursuant to the Separation Agreement and the Transaction Agreement, PPL is expected to distribute on a pro rata basis to its shareowners all of the outstanding shares of common stock of HoldCo prior to the merger described below. HoldCo will own Energy Supply and, immediately prior to the merger described below, will also own all of the common stock of Talen Energy. Immediately following the distribution, a wholly owned subsidiary of Talen Energy will be merged with and into HoldCo, with HoldCo continuing as the surviving company and as a wholly owned subsidiary of Talen Energy, and each share of HoldCo common stock distributed to PPL shareowners and outstanding immediately prior to the merger will be automatically converted into one share of Talen Energy common stock. Substantially contemporaneous with the merger, the competitive power generation business owned by RJS Generation Holdings LLC will be contributed by Raven, Jade and Sapphire, its owners, to Talen Energy in exchange for shares of Talen Energy common stock. Immediately following the completion of these transactions (collectively, the "Transactions"), PPL shareowners will own 65% of Talen Energy's outstanding common stock, and funds affiliated with Riverstone will own the remaining 35%.

PPL disclosed its entry into the Agreements in a Current Report on Form 8-K filed with the Commission on June 12, 2014 (the "Announcement 8-K"). Talen Energy and HoldCo provided further detail regarding the Transactions in their joint registration statement on Form S-1 (the "Registration Statement") filed with the Commission on November 5, 2014 and amended on December 22, 2014.

As disclosed in the Registration Statement, no vote of PPL's shareowners is required or sought in connection with the Transactions, and PPL's shareowners will not have any dissenters rights in connection with the Transactions. Each of the parties to the Agreements has already approved the Agreements and the Transactions.

The Agreements are definitive agreements between the parties thereto, subject to a limited number of conditions precedent, as described in the Announcement 8-K and the Registration Statement. The Agreements prescribe the various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) to be contributed by both PPL and Raven, Jade and Sapphire to Talen Energy. The Transaction Agreement, furthermore, contains provisions governing the content of specified elements of Talen Energy's charter and bylaws. In addition, since the execution of the Agreements, at the direction and with the approval of PPL, as sole stockholder of Talen Energy (indirectly) and HoldCo, certain decisions and actions integral to the Transactions and their implementation have been taken. For example, officers and directors of Talen Energy and HoldCo have been identified, new financing arrangements have been negotiated with Talen Energy's future financing sources, the Registration Statement has been filed with the Commission, a transfer agent and registrar has been selected, discussions with the New York Stock Exchange regarding the listing of Talen Energy's common stock have been undertaken and the drafting of employee benefit plans has begun.

## II. <u>The Proposal</u>

On December 1, 2014, the Company received the Proposal, which reads as follows:

"Resolved, shareowners request that PPL postpone the spin-off of PPL Energy Supply and allow for the shareholders to approve the following protocols at the Annual Meeting in 2015:

- Elect directors and officers;
- Approve charter and by-laws and adopt any related board or shareholder resolutions;
- Authorize transfers of assets and liabilities, if necessary;
- Approve form of separation and distribution agreement and other documents;

- Ratify Form 10; authorize execution and delivery of the other securities law-related documentation; appoint attorney in fact to sign the registration statements required for employee benefit plans; and authorize such other customary resolutions with respect to securities law matters in the spin-off;

- Approve form and authorize execution and delivery of various agreements concerning credit lines and debt agreements;

- Appoint a transfer agent and registrar acceptable to applicable stock exchanges on which listing will be made;

- Authorize compliance with blue sky laws as required and adopt resolutions concerning blue sky authorities;

- Authorize listing of common stock;

- Authorize name changes and filings to effectuate them;

- Approve employee benefits, stock option and other incentive compensation and benefit plans; and,

- Authorize all steps previously taken and the taking of all further steps in connection with the transactions."

## III. Bases for Exclusion: Rule 14a-8(i)

The Company respectfully requests the Staff's concurrence that the Company may exclude the Proposal from its Proxy Materials pursuant to any one or all of the bases set forth below:

A. The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareowners under the laws of the jurisdiction of the Company's organization;

B. The Proposal is excludable under Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate state law to which it is subject;

C. The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and

D. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

## IV. Analysis

### A. The Proposal Is Excludable under Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action by Shareowners under Pennsylvania Law

Rule 14a-8(i)(1) of the Exchange Act provides that a company may exclude a shareowner proposal from its proxy materials if the proposal is not a proper subject for action by shareowners under the laws of the jurisdiction of the company's organization. As more fully discussed in the supporting opinion of Pennsylvania counsel, Drinker Biddle & Reath LLP (the "Pennsylvania Law Opinion"), attached hereto as Exhibit B, the Proposal may be excluded from the Company's Proxy Materials because it is not a proper subject for action by shareowners under Pennsylvania law for the following reasons.

1. The Proposal Seeks to Require Approval by Shareowners of PPL, a Pennsylvania Corporation, of Matters Pertaining to the Incorporation and Governance of Talen Energy, a Subsidiary Corporation in Which They Do Not Own Stock

Most fundamentally, the Proposal is not a proper subject for action by PPL shareowners under Pennsylvania law, because PPL shareowners are not entitled to vote on matters pertaining to the incorporation and governance of Talen Energy that were or will be effected prior to the consummation of the Transactions, before they will be stockholders of Talen Energy.

The Proposal, addressed and submitted to a Pennsylvania corporation, purports to require the vote of PPL shareowners on various items relating to the incorporation and governance of Talen Energy, a Delaware corporation, prior to the consummation of the Transactions. For example, the Proposal requests the vote of PPL shareowners on Talen Energy's board of directors, its charter and bylaws and its employee benefits and incentive compensation and benefit plans.

Currently, a subsidiary of PPL is the sole stockholder of Talen Energy; PPL shareowners are not shareowners of Talen Energy and, under the Agreements, will own 65% of Talen Energy's common stock only upon completion of the Transactions. As discussed in the Pennsylvania Law Opinion, PPL shareowners are not entitled under Pennsylvania law to vote on matters pertaining to Talen Energy's incorporation and governance. While under Pennsylvania law shareowners are entitled to vote for directors on the board of the company in which they directly own shares, the shareowners of a parent corporation cannot elect the directors of another corporation that is a direct or indirect subsidiary of the parent corporation. PPL shareowners, therefore, do not have the right to elect Talen Energy's directors.

Because PPL shareowners do not have voting rights with respect to the stock of Talen Energy held by a subsidiary of PPL, the Company believes that the Proposal is properly excludable as an improper subject for action by PPL's shareowners under Rule 14a-8(i)(1).

2. The Proposal Seeks to Require Shareowner Approval of Transactions that Are Not Subject to Shareowner Approval under Pennsylvania Law

By seeking to make the Transactions contingent on shareowner approval of various enumerated aspects of Talen Energy's incorporation and governance, the Proposal attempts to transform the Transactions, for which no shareowner vote is required, into voting transactions. As explained in the Pennsylvania Law Opinion, the Transactions do not require any shareowner approval under Pennsylvania law. Specifically, under Pennsylvania's Business Corporation Law, codified at 15 Pa. C.S.A. § 1101 *et seq.* (the "Pennsylvania BCL"), PPL shareowners do not have voting rights with respect to the distribution of HoldCo's common stock; instead, the Company's board of directors has discretion under Pennsylvania law to determine distributions to be made by the Company. *See* Pa. BCL § 1551(a) ("Unless otherwise restricted in the bylaws, the board of directors may authorize and a business corporation may make distributions."). Furthermore, as discussed in the Pennsylvania Law Opinion, PPL shareowners do not have the right to dissent from the Transactions. *See generally* Pa. BCL §§ 1571-1580. Finally, PPL shareowners are not entitled under Pennsylvania law to vote on the acquisition by Talen Energy of the competitive power generation business owned by RJS Generation Holdings LLC.

Because the Proposal attempts to require shareowner approval of the Transactions, for which no such approval is required under Pennsylvania law, the Proposal is not a proper subject for action by shareowners under Pennsylvania law and is, therefore, excludable from the Company's Proxy Materials.

3. The Proposal Seeks to Require Shareowner Approval of Specific Items Pertaining to a Company's Incorporation and Governance That Are Not Proper Subjects for Shareowner Action under Pennsylvania Law

PPL's shareowners are not entitled to a vote on matters related to subsidiary corporations of PPL, including Talen Energy – a Delaware corporation – or to approve the Transactions; even if they were (which PPL contests in Sections IV.A.1. and IV.A.2. above), the Proposal is excludable because it requests voting rights with respect to specific matters that are beyond the purview of shareowners under Pennsylvania law.[1] As confirmed in the Pennsylvania Law Opinion, of the dozen or so enumerated items for which the Proposal seeks shareowner approval, only the election of directors and the adoption of shareowner resolutions are generally recognized as proper subjects for shareowner action under Pennsylvania law. Examples of items that are not proper subjects for shareowner action under Pennsylvania law include the following:

- *Election of Officers.* The Proposal purports to require PPL shareowners to approve the election of officers of Talen Energy. The Pennsylvania BCL, however, provides that "officers and assistant officers shall be elected or appointed at such time, in such manner and for such terms as may be fixed by or pursuant to the bylaws." Pa. BCL § 1732(a). In turn, Section 5.02 of PPL's bylaws provides that officers shall be elected by the Company's board of directors unless the board has delegated to an officer the power to elect subordinate officers. Accordingly, PPL shareowners are not authorized to elect or appoint corporate officers of PPL, much less of Talen Energy, its indirect wholly owned subsidiary.

[1] This subsection discusses Pennsylvania law, as it pertains to whether the matters listed in the Proposal are proper subjects for action by the shareowners of PPL, a Pennsylvania corporation; however, as a practical matter, many of the items listed in the Proposal and discussed herein are or will be determined as a matter of Delaware law, because they pertain to Talen Energy, a Delaware corporation.

- *Approval of Charter and Bylaws.* The Proposal seeks shareowner approval of the charter and bylaws of Talen Energy. The Pennsylvania BCL, however, plainly implies that the incorporators determine the contents of the company's articles of incorporation and explicitly grants the incorporators the authority to adopt the initial bylaws of the corporation. *See* Pa. BCL § 1306(a)(8) (providing that in addition to the information required by statute to be included therein, the articles of incorporation may contain "[a]ny other provisions that the incorporators may choose to insert . . ."); Pa. BCL §1310(a) ("After the corporate existence begins, an organization meeting of the initial directors or, if directors are not named in the articles, of the incorporator or incorporators shall be held . . . for the purpose of adopting bylaws which they shall have authority to do at the meeting . . ."). Thus, shareowners are not authorized under Pennsylvania law to approve a company's initial charter and bylaws.

- *Adoption of Board Resolutions.* The Proposal seeks to require shareowners to adopt any governance-related board resolutions. It is axiomatic that the authority to adopt board resolutions belongs solely to the board of directors, not to shareowners.

- *Authorizing Transfers of Assets and Liabilities.* While the Proposal attempts to mandate shareowner approval of "transfers of assets and liabilities, if necessary," Pennsylvania law does not require such shareowner approval with regard to the Transactions. The Pennsylvania BCL specifies when shareowner approval of a sale or other disposition of all, or substantially all, the property and assets of a corporation is required. *See* Pa. BCL § 1932. The Pennsylvania BCL specifically provides that "[a] corporation will conclusively be deemed not to have sold, leased, exchanged or otherwise disposed of all, or substantially all, of its property and assets, with or without goodwill, if the corporation or any direct or indirect subsidiary controlled by the corporation retains a business activity that represented at the end of its most recently completed fiscal year, on a consolidated basis, at least: (1) 25% of total assets; and (2) 25% of either: (i) income from continuing operations before taxes; or (ii) revenues from continuing operations."

  As reflected in PPL's Form 10-K for the fiscal year ended December 31, 2013, the following chart presents total assets, income (loss) from continuing operations (before income taxes) and revenues from continuing operations (shown as total operating revenues in the companies' financial statements) for each of Energy Supply and PPL as of December 31, 2013, the most recently completed fiscal year at the time PPL entered into the Agreements and for which such information is currently available.

*(In millions except for percentages, as of December 31, 2013)*

| | **Total Assets** | **Income (Loss) from Continuing Operations Before Income Taxes** | **Revenues from Continuing Operations** |
|---|---|---|---|
| **Energy Supply**...................... | $11,074 | ($371) | $4,653 |
| **PPL**....................................... | $46,259 | $1,309 | $11,860 |
| **Percentage of Business Activity Retained by PPL**.... | 76% | 128% | 61% |

This chart clearly demonstrates that, taking into account the Transactions, PPL will continue to retain business activity that represented, at the end of its most recently completed fiscal year, on a consolidated basis, more than 25% of the total assets of the Company and more than 25% of both income from continuing operations before taxes and revenues from continuing operations. As such, under Pennsylvania law, PPL will conclusively be deemed not to have sold, leased, exchanged or otherwise disposed of all, or substantially all, of its property and assets. Accordingly, shareowner approval of the transfers of assets and liabilities made in connection with the Transactions is not required.

- *Authorizing Name Changes.* The Proposal requests that PPL shareowners "[a]uthorize name changes and filings to effectuate them." However, although changing the name of a Pennsylvania corporation necessitates an amendment to the company's articles of incorporation, the Pennsylvania BCL provides that an amendment changing the corporation's name does not require shareowner approval. *See* Pa. BCL § 1914(c)(2)(i). Moreover, there will be no name changes at the PPL level in connection with the Transactions.

- *Approval of Stock Options.* The Proposal calls for shareowner approval of "employee benefits, stock option and other incentive compensation and benefit plans." Pursuant to the Pennsylvania BCL, however, the terms of stock options are "fixed by the board of directors." Pa. BCL § 1525(b).

With the exception of the election of directors and the approval of any shareowner resolutions, the remainder of the items listed in the Proposal, such as approving the "form of separation and distribution agreement and other documents" and appointing a transfer agent and registrar, involve subjects that are within the sole authority of the board of directors under Pennsylvania law. The Pennsylvania BCL provides: "Unless otherwise provided . . . in a bylaw adopted by the shareholders, . . . the business and affairs of every business corporation shall be managed under the direction of, a board of directors." Pa. BCL § 1721(a). As PPL's bylaws do not transfer the authority of the board with respect to any of the remaining matters listed in the Proposal, those matters are not proper subjects for shareowner action under Pennsylvania law.

Even the election of directors, which is generally recognized as a proper subject for shareowner action, cannot be categorized as such in this case. The Pennsylvania BCL bestows upon the incorporator or incorporators the authority to elect the first board of directors. *See* Pa. BCL § 1310(a) ("After the corporate existence begins, an organization meeting of the initial directors or, if directors are not named in the articles, of the incorporator or incorporators shall be held . . . for the purpose of . . . electing directors, if directors are not named in the articles . . ."). Accordingly, PPL shareowners are not entitled to vote on the directors of the new corporations created for the Transactions, particularly as those directors have already been validly elected under Delaware law.

Finally, the Proposal concludes with an attempt to require PPL shareowners to "[a]uthorize all steps previously taken . . . in connection with the transactions." As discussed in the Pennsylvania Law Opinion, shareowners in a Pennsylvania corporation may not be charged with approving decisions that were already validly made under Pennsylvania law. The Agreements determine – legally and definitively – the outcome of the decisions pertaining to many of the matters included in the Proposal. For example, the Transaction Agreement contains provisions governing the content of specific elements of Talen Energy's charter and bylaws, and the Agreements prescribe the assets, liabilities and obligations to be contributed by both PPL and Raven, Jade and Sapphire. Additionally, in the months since the Agreements were executed, concrete steps have been legitimately taken to implement the Transactions, such as identifying officers and directors of Talen Energy and Holdco, selecting a transfer agent and registrar, commencing discussions with the New York Stock Exchange regarding the listing of Talen Energy's common stock, and beginning to draft employee benefit plans. Under Pennsylvania law, PPL shareowners are not able to authorize these decisions *ex post facto*.

Given that the vast majority of the incorporation and governance matters for which the Proposal seeks shareowner approval are not proper subjects for shareowner action under Pennsylvania law, the Proposal may be excluded pursuant to Rule 14a-8(i)(1).

**B. The Proposal Is Excludable under Rule 14a-8(i)(2) Because It Would, if Implemented, Cause the Company to Violate Pennsylvania State Law**

As discussed below and based upon the Pennsylvania Law Opinion, the Proposal is excludable under Rule 14a-8(i)(2) of the Exchange Act because implementation of the Proposal would cause the Company to violate Pennsylvania law.

The breach of a contract by a Pennsylvania corporation is a violation of Pennsylvania contract law. *See, e.g.*, *Atacs Corp.* v. *TransWorld Communications, Inc.*, 155 F.3d 659 (3d Cir. 1998) (applying Pennsylvania law and discussing damages for breach of a valid contract between two corporations); *Liss & Marion, P.C.* v. *Recordex Acquisition Corp.*, 603 Pa. 198 (Pa. 2009). A breach of contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract." Williston on Contracts § 63.1 (4th ed. 2002). The Third Circuit, deciding an appeal from a Pennsylvania district court decision, has opined that "[a] defendant in a breach of contract action is liable for all damage resulting from the breach that could have been fairly and reasonably contemplated by the parties to the contract at the time of its execution." *United Shoe Workers* v. *Brooks Shoe Mfg. Co.*, 298 F.2d 277, 281-82 (3d Cir. 1962); *see also Liss & Marion*, 603 Pa. at 215 ("Where one party to a contract without any legal justification, breaches the contract, the other party is entitled to recover, unless the contract provided otherwise, whatever damages he suffered, provided (1) they were such as would naturally and ordinarily result from the breach, or (2) they were reasonably foreseeable and within the contemplation of the parties at the time they made the contract, and (3) they can be proved with reasonable certainty.") (quotations and citations omitted).

In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff recognized that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." The Staff has consistently permitted exclusion under Rule 14a-8(i)(2) (and often under Rule 14a-8(i)(6), as discussed below) of proposals that would, if implemented, cause the company to breach existing agreements. *See, e.g.*, *Vail Resorts, Inc.*

(avail. Sept. 16, 2011) (concurring that implementation of the proposal would cause the company to violate state law where the proposal would cause the company to violate several debt agreements to which it was a party); *General Electric Co.* (avail. Dec. 31, 2009; recon. denied. Feb. 24, 2010) (permitting exclusion of a proposal requesting that the board instruct management to rescind an existing agreement, because implementation of the proposal would cause the company to breach an agreement under state law); *Citigroup, Inc.* (avail. Feb. 18, 2009) (permitting exclusion of proposals seeking to require officers to retain a certain portion of their equity compensation until after termination of employment because, if implemented, the proposals would have caused the company to breach existing compensation agreements with its officers); *NVR, Inc.* (avail. Feb. 17, 2009) (same).

As disclosed in the Announcement 8-K and the Registration Statement, PPL has executed the Agreements, which are definitive and binding. Pursuant to the Agreements, authorization or consummation of the Transactions does not depend on shareowner approval of the Transactions themselves or any of the "protocols" listed in the Proposal. Because the Proposal seeks to halt the Transactions and make them contingent on shareowner approval of twelve enumerated items – none of which are conditions precedent specified in the Agreements – implementation of the Proposal would cause the Company to breach the Agreements, in violation of Pennsylvania law. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2).

### C. The Proposal Is Excludable under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) of the Exchange Act permits a company to exclude a proposal from its proxy statement if the company "would lack the power or authority to implement the proposal." In SLB 14B, the Staff stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." Accordingly, the Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(6) that would cause the company to violate the law of the company's state of incorporation. *See, e.g.*, *Schering-Plough* (Mar. 27, 2008) (permitting exclusion of the proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6) where implementation of the proposal would cause the company to violate New Jersey law); *AT&T* (Feb. 19, 2008) (concurring that the company may exclude the proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) where implementation of the proposal would cause the company to violate Delaware law).

As discussed above, the Proposal, if implemented, would cause PPL to violate Pennsylvania law because it would require PPL to breach existing contractual agreements. The Staff has previously concurred that proposals that would cause a breach of existing agreements are beyond the company's power or authority to implement. *See Citigroup* (avail. Feb. 18, 2009); *NVR* (avail. Feb. 17, 2009). For the foregoing reasons, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(6).

**D. The Proposal Is Excludable under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations**

Rule 14a-8(i)(7) of the Exchange Act permits the exclusion of shareowner proposals dealing with matters relating to a company's "ordinary business operations." The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1988).

At its most basic level, the Proposal seeks to mandate shareowner approval of the Transactions. Whether or not to spin off part of a business, however, is generally a decision that relates to the company's ordinary business operations and is thus a matter left to the sole discretion of the company's board of directors. The Pennsylvania BCL provides that "[u]nless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers enumerated" in the statute "or otherwise vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors." Pa. BCL § 1721(a). Among the enumerated statutory powers of a Pennsylvania corporation is the power to "sell, convey, mortgage, pledge, lease, exchange or otherwise dispose of all or any part of its property and assets, or any interest therein, wherever situated." Pa. BCL § 1502(a)(5). PPL's bylaws do not contain any limitation on the board's authority to manage the company, and, as noted in Part IV.A.3. above, the provisions of the Pennsylvania BCL requiring shareowner approval of a sale or other disposition of all, or substantially all, of a corporation's assets do not apply to the Transactions. As such, the decision to spin off PPL Energy Supply was within the sole purview of PPL's board of directors.

The Commission has suggested, albeit in the context of another type of shareowner proposal, that the decision to spin off part of a business relates to the company's ordinary business operations. In a no-action letter issued to Sears, Roebuck & Co., for example, the Commission permitted the exclusion of a shareowner proposal requesting that the company's board of directors appoint a committee of independent directors "to explore strategic alternatives to maximize shareholder value," because, as Sears had argued, "the Board could decide to follow a course of action that is part of the usual or regular business operations of the Company: a sale of part of the Company," which would not require shareowner approval. *Sears, Roebuck & Co.* (avail. Feb. 7, 2000). The Commission concurred that implementation of the proposal in that case "could involve non-extraordinary matters that would relate to the ordinary business operations of the Company" and was, therefore, excludable. *Id.* Similarly, the Commission granted no-action relief to Telular Corp. with regard to a shareowner proposal requesting the appointment of a committee of independent directors that would "explore strategic alternatives to maximizing shareholder value for Company shareholders, including, but not limited to, a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof." *Telular Corp.* (avail. Dec. 5, 2003). The Commission agreed with the company's argument that the scope of the proposal encompassed corporate transactions that are ordinary business operations, noting that "the proposal appears to relate in part to non-extraordinary transactions." *Id.*

In addition to the fact that the decision to spin off part of a company relates to the company's ordinary business operations, many of the specific items for which the Proposal seeks to require shareowner approval are themselves ordinary business matters of the Company, thereby allowing omission of the Proposal from the Company's Proxy Materials. The Commission has explained that one of the "central considerations" underlying the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1988). The majority of the enumerated items for which the Proposal requests shareowner approval fall into this category.

As but one example, the Proposal seeks shareowner approval of "employee benefits, stock option and other incentive compensation and benefit plans." The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees" relate to ordinary business matters. Release No. 34-40018 (May 21, 1998). The Staff has further explained that a shareowner proposal that seeks to obtain shareowner approval of all "equity compensation plans that may be used to compensate senior executive officers, directors and the general workforce," without regard to whether they could potentially result in material dilution to existing shareowners, may be omitted from the company's proxy materials under Rule 14a-8(i)(7). Staff Legal Bulletin No. 14A (July 12, 2002). The Staff takes the position that such a proposal relates to "general employee compensation, an ordinary business matter." *Id.* The Staff has repeatedly granted no-action relief under Rule 14a-8(i)(7) with regard to proposals relating to employee benefits. *See, e.g., Emerson Electric Co.* (avail. Oct. 17, 2012) (permitting exclusion under Rule 14a-8(i)(7) of a compensation-related shareowner proposal and noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *Deere & Company* (avail. Oct. 17, 2012) (same); *Total System Services, Inc.* (avail. Dec. 28, 2010) (permitting exclusion of a proposal relating to the terms of the company's employee benefit plan and noting that "[p]roposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7)").

The language used in the Proposal is so broad as to require shareowner approval of any incentive compensation and benefit plans – not merely those pertaining to senior executive officers and directors and without regard to any purported dilutive effect on existing shareowners. For this and the other reasons discussed above, the Proposal is excludable as relating to ordinary business operations within the meaning of Rule 14a-8(i)(7).

## V. Conclusion

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials for the reasons set forth above.

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

If you have any questions regarding this request, or need any additional information, please do not hesitate to contact the undersigned at (212) 455-2408 or kkelley@stblaw.com.

Sincerely,



Karen Hsu Kelley

Enclosures

cc: Elizabeth Stevens Duane, PPL Corporation
Mario A. Ponce, Simpson Thacher & Bartlett LLP
Andrew R. Keller, Simpson Thacher & Bartlett LLP
William H. Clark, Drinker Biddle & Reath LLP
Eric Joseph Epstein

Exhibit A

Copy of the Proposal and Accompanying Correspondence

December 1, 2014

Elizabeth Stevens Duane, Esquire
Assistant Corporate Secretary
PPL Services Corporation
Two North Ninth Street
Allentown, PA 18101
E-mail: esduane@pplweb.com
Fax: 610-774-4177

## Shareholder Approval for PPL Energy Supply Spin Off

(1) I, Eric Joseph Epstein, am a shareholder of PPL Corporation, and reside at . *** FISMA & OMB Memorandum M-07-16 ***

(2) I own 110.671 shares valued at $3,663,21.

(3) I will be holding the shares through the upcoming 2015 Shareholder Meeting.

(4) The enclosed statement verifies the value of my shares, and is consistent with PPL's proxy Statement Pursuant to Section 14 (a) of SEC Act of 1932.

(5) This resolution is less than 500 words, and was submitted before December 9, 2014.

(6) I will be introducing the following resolution at the Annual Meeting relating to **the proposed spinoff:**

## Supporting Statement

PPL Corporation and Riverstone Holdings LLC, announced an agreement to combine their merchant power generation businesses into a new stand-alone, publicly traded independent power producer - **without shareholder approval.**

**The venture's corporate structure, charter and by-laws are being established without approval of PPL's shareholders.**

In addition, "There is no duty of 'fairness' as between the parent and the spin-off company. Accordingly, the parent board can make unilateral decisions as to the allocation of assets and liabilities between the parent and the spin-off company, subject to insolvency and tax considerations, before the spin-off is completed." (Wachtell, Lipton, Rosen & Katz 2013, p. 14.)

Furthermore, "Generally speaking, newly spun-off companies tend not to adopt shareholder rights plans upon the spin-off. Rather, as has been the trend in recent years with established companies, a newly public company often will keep a rights plan 'on the shelf' and ready for deployment if and when needed." (Wachtell, Lipton, Rosen & Katz , 2013, p. 17.)

## Resolved

Resolved, shareowners request that PPL postpone the spin-off of PPL Energy Supply and allow for the shareholders to approve the following protocols at the Annual Meeting in 2015:

• Elect directors and officers;

• Approve charter and by-laws and adopt any related board or shareholder resolutions;

• Authorize transfers of assets and liabilities, if necessary;

• Approve form of separation and distribution agreement and other documents;

• Ratify Form 10; authorize execution and delivery of the other securities law-related documentation; appoint attorney in fact to sign the registration statements required for employee benefit plans; and authorize such other customary resolutions with respect to securities law matters in the spin-off;

• Approve form and authorize execution and delivery of various agreements concerning credit lines and debt agreements;

• Appoint a transfer agent and registrar acceptable to applicable stock exchanges on which listing will be made;

• Authorize compliance with blue sky laws as required and adopt resolutions concerning blue sky authorities;

• Authorize listing of common stock;

• Authorize name changes and filings to effectuate them;

• Approve employee benefits, stock option and other incentive compensation and benefit plans; and,

• Authorize all steps previously taken and the taking of all further steps in connection with the transactions.

Respectfully submitted,

Eric Joseph Epstein,

*** FISMA & OMB Memorandum M-07-16***

Dated: December 1, 2014

Exhibit B

The Pennsylvania Law Opinion

# DrinkerBiddle&Reath LLP

*Law Offices*

One Logan Square, Ste. 2000
Philadelphia, PA
19103-6996

215-988-2700 phone
215-988-2757 fax
www.drinkerbiddle.com

CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON DC
WISCONSIN

*Established 1849*

January 19, 2015

PPL Corporation
Two North Ninth Street
Allentown, PA 18101

Re: Application of Pennsylvania Law to the Shareholder Proposal submitted by Eric Joseph Epstein

Ladies and Gentlemen:

You have asked whether the shareholder proposal and supporting statement (collectively, the **"Proposal"**) submitted by Eric Joseph Epstein (the **"Proponent"**) to PPL Corporation, a Pennsylvania corporation (**"PPL"** or the **"Company"**), for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2015 Annual Meeting of Shareowners is consistent with Pennsylvania law.

For the reasons discussed below, it is our opinion that:

A. The Proposal is not a proper subject for action by shareholders under Pennsylvania law.

B. If implemented, the Proposal would cause the Company to violate Pennsylvania law.

## I. Background

### A. The Transactions

On June 9, 2014, PPL and Riverstone Holdings LLC, an energy and power investment firm (**"Riverstone"**), announced that they had entered into a definitive agreement to combine their merchant power generation businesses into a new stand-alone, publicly traded independent power producer. Specifically, on that date, PPL entered into:

- a Separation Agreement (the **"Separation Agreement"**) with Talen Energy Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of PPL (**"HoldCo"**), Talen Energy Corporation, a Delaware corporation and an indirect wholly owned subsidiary of PPL (**"Talen Energy"**), PPL Energy Supply, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of PPL (**"Energy Supply"**), Raven Power Holdings LLC, a Delaware limited liability company (**"Raven"**), C/R Energy Jade, LLC, a

Delaware limited liability company (**"Jade"**), and Sapphire Power Holdings LLC, a Delaware limited liability company (**"Sapphire"**);

- a Transaction Agreement (the **"Transaction Agreement"**) with HoldCo, Talen Energy, Energy Supply, Talen Energy Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of PPL (**"Merger Sub"**), Jade, Sapphire, and Raven; and

- an Employee Matters Agreement (together with the Separation Agreement and the Transaction Agreement, the **"Agreements"**) with Talen Energy, Jade, Sapphire, and Raven.

Pursuant to the Separation Agreement and the Transaction Agreement, PPL is expected to distribute on a pro rata basis to its shareholders all of the outstanding shares of common stock of HoldCo prior to the merger described below. HoldCo will own Energy Supply and, immediately prior to the merger described below, will also own all of the common stock of Talen Energy. Immediately following the distribution, a wholly owned subsidiary of Talen Energy will be merged with and into HoldCo, with HoldCo continuing as the surviving company and as a wholly owned subsidiary of Talen Energy, and each share of HoldCo common stock distributed to PPL shareholders and outstanding immediately prior to the merger will be automatically converted into one share of Talen Energy common stock. Substantially contemporaneous with the merger, the competitive power generation business owned by RJS Generation Holdings LLC will be contributed by Raven, Jade, and Sapphire, its owners, to Talen Energy in exchange for shares of Talen Energy common stock. Immediately following the completion of these transactions (collectively, the **"Transactions"**), PPL shareholders will own 65% of Talen Energy's outstanding common stock, and funds affiliated with Riverstone will own the remaining 35%.

PPL reported its entry into the Agreements in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the **"Commission"**) on June 12, 2014 (the **"Announcement 8-K"**). Talen Energy and HoldCo provided further detail regarding the Transactions in their joint registration statement on Form S-1 (the **"Registration Statement"**) filed with the Commission on November 5, 2014 and amended on December 22, 2014.

The Registration Statement states that no vote of PPL's shareholders is required or sought in connection with the Transactions and that PPL's shareholders will not have any dissenters rights in connection with the Transactions.[1] Each of the parties to the Agreements has already approved the Agreements and the Transactions.

The Agreements are definitive agreements between the parties thereto and the consummation of the transactions provided therein are subject to a limited number of conditions precedent, as described in the Announcement 8-K and the Registration Statement. The Agreements prescribe the various assets, liabilities, and obligations (including employee benefits and tax-related assets and liabilities) to be contributed by PPL and Raven, Jade, and Sapphire to Talen Energy. The Transaction Agreement contains provisions governing the content of specified elements of Talen Energy's charter and bylaws. In addition, since the execution of the Agreements, at the direction and with the approval of PPL, as sole stockholder of Talen Energy (indirectly) and HoldCo, certain decisions and actions integral to the Transactions and their implementation have been taken. For example, officers and directors of Talen Energy and HoldCo have been identified, new financing arrangements have been negotiated with Talen Energy's future financing sources, the Registration Statement has been filed with the Commission, a transfer agent and registrar has been selected, discussions with the New York Stock Exchange regarding the listing of Talen Energy's common stock have been undertaken and the drafting of employee benefit plans has begun.

### B. The Proposal

On December 1, 2014, the Company received the Proposal, which reads as follows:

Resolved, shareowners request that PPL postpone the spin-off of PPL Energy Supply and allow for the shareholders to approve the following protocols at the Annual Meeting in 2015:

- Elect directors and officers;
- Approve charter and by-laws and adopt any related board or shareholder resolutions;
- Authorize transfers of assets and liabilities, if necessary;
- Approve form of separation and distribution agreement and other documents;

[1] We note that the Proponent has not challenged the unavailability of dissenters rights in connection with the Transactions. Section 1105 of the Pennsylvania Business Corporation Law provides that a shareholder is entitled to dissenters rights only "where [that law] expressly provides that dissenting shareholders shall have the rights and remedies provided in [Sections 1571 through 1580 of the law.]" There is no provision of Pennsylvania law that expressly provides for dissenters rights for PPL shareholders with respect to any part of the Transactions.

- Ratify Form 10; authorize execution and delivery of the other securities law-related documentation; appoint attorney in fact to sign the registration statements required for employee benefit plans; and authorize such other customary resolutions with respect to securities law matters in the spin-off;
- Approve form and authorize execution and delivery of various agreements concerning credit lines and debt agreements;
- Appoint a transfer agent and registrar acceptable to applicable stock exchanges on which listing will be made;
- Authorize compliance with blue sky laws as required and adopt resolutions concerning blue sky authorities;
- Authorize listing of common stock;
- Authorize name changes and filings to effectuate them;
- Approve employee benefits, stock option and other incentive compensation and benefit plans; and,
- Authorize all steps previously taken and the taking of all further steps in connection with the transactions.

## II. Discussion

### A. The Proposal Is Not a Proper Subject for Action by Shareholders under Pennsylvania Law

#### 1. The Proposal Seeks to Require Approval by Shareholders of PPL, a Pennsylvania Corporation, of Matters Pertaining to the Incorporation and Governance of Talen Energy, a Subsidiary Corporation in Which They Do Not Own Stock

The Proposal is addressed and submitted to PPL which is a Pennsylvania corporation. The Proposal purports to require the vote of PPL shareholders on certain matters relating to the incorporation, initial organization, and governance of Talen Energy, a Delaware corporation, prior to the consummation of the Transactions. For example, the Proposal requests the vote of PPL shareholders on the composition of Talen Energy's board of directors, the terms of its charter and bylaws, and its employee benefits and incentive compensation and benefit plans.

A wholly owned subsidiary of PPL is currently the sole stockholder of Talen Energy. PPL shareholders are not currently shareholders of Talen Energy and will not become such unless and until the Transactions are completed. The Pennsylvania Business Corporation Law, 15 Pa.C.S. § 1101, et seq. (the **"PaBCL"**), does not provide for the shareholders of PPL to vote on matters pertaining to Talen Energy's incorporation, initial organization, and governance. The PaBCL provides that shareholders are entitled to vote for the election of directors and with respect to certain specified matters involving the corporation in which they directly own shares, but Pennsylvania law does not provide that the shareholders of a parent corporation are entitled to elect the directors or vote with respect to matters involving another corporation that is a direct or indirect subsidiary of the parent corporation. Furthermore, Talen Energy is a Delaware corporation and, therefore, Delaware law appropriately governs who may vote on matters pertaining to its incorporation, initial organization, and governance.

Even if Talen Energy were a Pennsylvania corporation, under the PaBCL it would be the incorporators, shareholders, directors, and officers of Talen Energy, not the shareholders of PPL, that would be entitled to make decisions regarding the matters raised in the Proposal. For example, the incorporators of Talen Energy would have the right to name initial directors (*see* PaBCL § 1310(a)) and adopt the initial charter and bylaws (*see* PaBCL §§ 1306(a)(8) and 1310(a)). The shareholders of Talen Energy itself (not its ultimate parent) would be entitled to elect directors (*see* PaBCL § 1725(a)), and directors of the corporation are generally empowered to elect officers (*see* PaBCL § 1732(a)) and manage the business and affairs of the corporation (*see* PaBCL § 1721(a)). None of these provisions contemplates any circumstance in which the shareholders *of a shareholder of a shareholder* (PPL is the indirect parent of Talen Energy) of the corporation would be entitled to directly exercise these rights or authorize actions taken by others in the exercise of these rights. These provisions are discussed in more detail below. Only if and when PPL shareholders become stockholders of Talen Energy upon completion of the Transactions would they be entitled to exercise their rights as stockholders of Talen Energy under Delaware law.

2. <u>The Proposal Seeks to Require Shareholder Approval of Transactions that Are Not Subject to Shareholder Approval under Pennsylvania Law</u>

The Transactions do not require approval by the shareholders of PPL under Pennsylvania law. Under the PaBCL, PPL shareholders do not have voting rights with respect to the distribution of HoldCo's common stock; instead, the Company's board of directors has discretion under the PaBCL to declare distributions by the Company. *See* PaBCL § 1551(a) ("Unless otherwise restricted in the bylaws, the board of directors may authorize and a business corporation may make distributions."). Similarly, if the Transactions were considered to constitute a voluntary transfer of assets, shareholder approval would not be required by the PaBCL for the reasons discussed below.

Finally, there is no provision of the PaBCL that would entitle PPL shareholders (who are shareholders of a shareholder of Talen Energy) to vote on the acquisition by

Talen Energy of the competitive power generation business owned by RJS Generation Holdings LLC.

3. The Proposal Seeks to Require Shareholder Approval of Specific Items Pertaining to a Company's Incorporation and Governance That Are Not Proper Subjects for Shareholder Action under Pennsylvania Law

Of the dozen or so enumerated items for which the Proposal seeks shareholder approval, only the election of directors and the adoption of shareholder resolutions are generally recognized as proper subjects for shareholder action under Pennsylvania law (and the election of directors relates only to the corporation of which a person is a shareholder, not its subsidiaries). Examples of items that are not proper subjects for shareholder action under Pennsylvania law include the following:

- *Election of Officers.* The Proposal purports to require PPL shareholders to approve the election of officers of Talen Energy. The PaBCL, however, provides that "officers and assistant officers shall be elected or appointed at such time, in such manner and for such terms as may be fixed by or pursuant to the bylaws." PaBCL § 1732(a). In turn, Section 5.02 of PPL's bylaws provides that officers shall be elected by the Company's board of directors unless the board has delegated to an officer the power to elect subordinate officers. Accordingly, PPL shareholders are not authorized to elect or appoint corporate officers of PPL, much less of Talen Energy, its indirect, wholly owned subsidiary.[2]

- *Approval of Charter and Bylaws.* The Proposal seeks shareholder approval of the charter and bylaws of Talen Energy. The PaBCL, however, plainly authorizes the incorporators to approve the company's articles of incorporation and explicitly grants the incorporators the authority to adopt the initial bylaws of the corporation. *See* PaBCL § 1306(a)(8) (providing that in addition to the information required by statute to be included therein, the articles of incorporation may contain "[a]ny other provisions that the incorporators may choose to insert . . ."); PaBCL §1310(a) ("After the corporate existence begins, an organization meeting of the initial directors or, if directors are not named in the articles, of the incorporator or incorporators shall be held . . . for the

[2] We note that Section 142(b) of the Delaware General Corporation Law (the "**DGCL**"), 8 Del. Code § 142(b), which applies directly to Talen Energy, is similar and provides that "[the officers of a Delaware corporation] shall be chosen in such manner and shall hold their offices for such terms as are provided by the bylaws or determined by the board of directors."

purpose of adopting bylaws which they shall have authority to do at the meeting . . ."). Thus, shareholders are not authorized under Pennsylvania law to approve a company's initial charter and bylaws. While shareholders are entitled to vote on amendments to the charter or bylaws of their own corporation (*see* PaBCL §§ 1914 (charter) and 1504 (bylaws)), they are not entitled to vote on amendments to the charter or bylaws of subsidiaries of their corporation.[3]

- *Adoption of Board Resolutions.* The Proposal seeks to require shareholders to adopt any governance-related board resolutions. It is axiomatic that the authority to adopt board resolutions belongs solely to the board of directors, not to shareholders.

- *Authorizing Transfers of Assets and Liabilities.* While the Proposal attempts to mandate shareholder approval of "transfers of assets and liabilities, if necessary," Pennsylvania law does not require shareholder approval with regard to the Transactions. The PaBCL specifies when shareholder approval of a sale or other disposition of all, or substantially all, the property and assets of a corporation is required. *See* PaBCL § 1932. The PaBCL specifically provides that

  > ... [a] corporation will conclusively be deemed not to have sold, leased, exchanged or otherwise disposed of all, or substantially all, of its property and assets, with or without goodwill, if the corporation or any direct or indirect subsidiary controlled by the corporation retains a business activity that represented at the end of its most recently completed fiscal year, on a consolidated basis, at least:
  > (1) 25% of total assets; and
  > (2) 25% of either:
  > (i) income from continuing operations before taxes; or
  > (ii) revenues from continuing operations.

  PaBCL § 1932(g).

[3] As noted in the preceding paragraph with respect to the election of officers, the provision of the DGCL directly applicable to Talen Energy is similar and provides that the "incorporators ... may do whatever is necessary and proper to perfect the organization of the corporation, including the adoption of the original bylaw of the corporation and the election of directors." 8 Del. Code § 107.

As reflected in PPL's Form 10-K for the fiscal year ended December 31, 2013, the following chart presents total assets, income (loss) from continuing operations (before income taxes), and revenues from continuing operations (shown as total operating revenues in the companies' financial statements) for each of Energy Supply and PPL as of December 31, 2013, the most recently completed fiscal year at the time PPL entered into the Agreements and for which such information is currently available).

| | *(In millions except for percentages, as of December 31, 2013)* | | |
|---|---|---|---|
| | **Total Assets** | **Income (Loss) from Continuing Operations Before Income Taxes** | **Revenues from Continuing Operations** |
| **Energy Supply**............... | $11,074 | ($371) | $4,653 |
| **PPL** ................................ | $46,259 | $1,309 | $11,860 |
| **Percentage of Business Activity Retained by PPL** ................................ | 76% | 128% | 61% |

Thus, after taking into account the Transactions, PPL will continue to retain business activities that represented, at the end of its most recently completed fiscal year, on a consolidated basis, more than 25% of the total assets of the Company and more than 25% of both income from continuing operations before taxes and revenues from continuing operations. As such, under Pennsylvania law, PPL will conclusively be deemed not to have sold, leased, exchanged, or otherwise disposed of all, or substantially all, of its property and assets. Accordingly, shareholder approval of the transfers of assets and liabilities made in connection with the Transactions is not required.

- *Authorizing Name Changes*. The Proposal requests that PPL shareholders "[a]uthorize name changes and filings to effectuate them." Although changing the name of a Pennsylvania corporation necessitates an amendment to the company's articles of incorporation, the PaBCL provides that an amendment changing the corporation's name does not require shareholder approval. *See* PaBCL § 1914(c)(2)(i). Moreover, there will be no name changes at the PPL level in connection with the Transactions.

- *Approval of Stock Options*. The Proposal calls for shareholder approval of "employee benefits, stock option and other incentive compensation and benefit

> plans." Pursuant to the PaBCL, however, the terms of stock options are "fixed by the board of directors." PaBCL § 1525(b).[4]

With the exception of the election of directors and the approval of any shareholder resolutions, the remainder of the items listed in the Proposal, such as approving the "form of separation and distribution agreement and other documents" and appointing a transfer agent and registrar, involve subjects that are within the sole authority of the board of directors under Pennsylvania law. The PaBCL provides that "Unless otherwise provided ... in a bylaw adopted by the shareholders, ... the business and affairs of every business corporation shall be managed under the direction of, a board of directors." PaBCL § 1721(a). As PPL's bylaws do not transfer the authority of the board with respect to any of the remaining matters listed in the Proposal, those matters are not proper subjects for shareholder action under Pennsylvania law.[5]

Even the election of directors, which is generally recognized as a proper subject for shareholder action, cannot be categorized as such in this case. The PaBCL gives the incorporator or incorporators the authority to elect the first board of directors. *See* PaBCL § 1310(a) ("After the corporate existence begins, an organization meeting of the initial directors or, if directors are not named in the articles, of the incorporator or incorporators shall be held ... for the purpose of ... electing directors, if directors are not named in the articles ..."). Accordingly, PPL shareholders are not entitled to vote on the election of the directors of the new corporations created for the Transactions, particularly as those directors have already been validly elected under Delaware law.

Finally, the Proposal concludes with an attempt to require PPL shareholders to "[a]uthorize all steps previously taken ... in connection with the transactions." There is no basis in Pennsylvania law for giving the shareholders of PPL a role in approving decisions that were already validly made under Pennsylvania (or, in some cases, Delaware) law. The Agreements determine – legally and definitively – the outcome of the decisions pertaining to many of the matters included in the Proposal. For example, the Transaction Agreement

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[4] As we have noted above with respect to other issues covered by the Proposal, the DGCL is similar to Pennsylvania law and provides with respect to Talen Energy as a Delaware corporation that "The terms upon which ... shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors ..."

[5] As a Delaware corporation, Talen Energy is subject to the DGCL rather than the PaBCL. Thus the analysis in this paragraph applies to the board of directors of PPL in its capacity as the board of the parent corporation. Delaware law is very similar to Pennsylvania law regarding the duties of directors and provides that "The business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided ... in its certificate of incorporation."]

contains provisions governing the content of specific elements of Talen Energy's charter and bylaws, and the Agreements prescribe the assets, liabilities and obligations to be contributed by both PPL and Raven, Jade, and Sapphire. Additionally, in the months since the Agreements were executed, concrete steps have been legitimately taken to implement the Transactions, such as identifying officers and directors of Talen Energy and Holdco, selecting a transfer agent and registrar, commencing discussions with the New York Stock Exchange regarding the listing of Talen Energy's common stock, and beginning to draft employee benefit plans. Under Pennsylvania law, PPL shareholders are not able to make these decisions in the first instance, let alone authorize or ratify these decisions *ex post facto*.

**B. If Implemented, the Proposal Would Cause the Company to Violate Pennsylvania Law**

The breach of a contract is a violation of Pennsylvania contract law. *See, e.g., Atacs Corp.* v. *TransWorld Communications, Inc.*, 155 F.3d 659 (3d Cir. 1998) (applying Pennsylvania law and discussing damages for breach of a valid contract between two corporations); *Liss & Marion, P.C.* v. *Recordex Acquisition Corp.*, 603 Pa. 198 (Pa. 2009). A breach of contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract." Williston on Contracts § 63.1 (4th ed. 2002). The Third Circuit, deciding an appeal from a Pennsylvania district court decision, has opined that "[a] defendant in a breach of contract action is liable for all damage resulting from the breach that could have been fairly and reasonably contemplated by the parties to the contract at the time of its execution." *United Shoe Workers* v. *Brooks Shoe Mfg. Co.*, 298 F.2d 277, 281-82 (3d Cir. 1962); *see also Liss & Marion*, 603 Pa. at 215 ("Where one party to a contract without any legal justification, breaches the contract, the other party is entitled to recover, unless the contract provided otherwise, whatever damages he suffered, provided (1) they were such as would naturally and ordinarily result from the breach, or (2) they were reasonably foreseeable and within the contemplation of the parties at the time they made the contract, and (3) they can be proved with reasonable certainty.") (quotations and citations omitted). We have assumed for the purposes of this opinion that the Agreements are governed by Pennsylvania law.

As disclosed in the Announcement 8-K and the Registration Statement, PPL has executed the Agreements, which are definitive and binding. Pursuant to the Agreements, authorization or consummation of the Transactions does not depend on shareholder approval of the Transactions themselves or any of the "protocols" listed in the Proposal. Because the Proposal seeks to halt the Transactions and make them contingent on shareholder approval of twelve enumerated items – none of which are conditions precedent specified in the Agreements – implementation of the Proposal would cause the Company to breach the Agreements.

Moreover, as discussed above, many of the items raised in the Proposal are not the proper subject of shareholder action. To arbitrarily give authority – after the fact – to PPL shareholders to overturn decisions made by the board of directors of a Pennsylvania corporation to enter into binding agreements would violate the corporate governance structures established under Pennsylvania law.

## III. Conclusion

For the reasons discussed above, it is our opinion that:

A. The Proposal is not a proper subject for action by shareholders under Pennsylvania law.

B. If implemented, the Proposal would cause the Company to violate Pennsylvania law.

Very truly yours,

Drinker Biddle + Reath LLP